Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: April 13, 2022

GBT JerseyCo Limited has made a replay of the presentation relating to the proposed business combination, which was held live on April 12, 2022, available on its website. The below is a transcript of the presentation. The investor deck used during the presentation was previously filed on April 12, 2022.

Amex Investor Day:

Amex Part 1:

Video [00:00:36] When you take a moment, it's pretty remarkable out there, the world is full of more possibilities and there has ever been. Driven by businesses brave enough to step out from behind their desks and put people in front of people. Because when that happens, anything can happen, making meaningful connections means being present where it matters for customers, for colleagues, for loved ones. The more you journey forward, the more you need someone behind you with the best care and technology. For more than 100 years, American Express Global Business Travel has had travelers' backs. Because to grow, to build a better, more prosperous world, you have to be there. And we make sure you are. So, whatever you do, wherever you go, don't grow your business without it, don't explore new countries without it, don't manage travel without it, don't control lists without it, don't organize events without it, don't make your bookings without it, don't expect savings without it, don't engage suppliers without it, don't create memories without it. The powerful backing of American Express Global Business Travel. Don't do business without it.

Barry Sievert [00:02:07] Good morning. I'm Barry Sievert, Head of Investor Relations, and I'd like to welcome you to American Express Global Business Travel's 2022 Investor Day. Thank you all for joining us today. We'd like to advise you that our comments contain forward looking statements that represent our beliefs or expectations about future events, including the duration and effects of COVID 19, industry trends, cost savings, and acquisition synergies, among others. All forward looking statements involve risks and uncertainties that may cause actual results to differ materially from statements made during today's meeting. More information on these risks and uncertainties is contained in the Form 4 filed by Apollo Strategic Growth Capital with the SEC on December 21st, 2021, and last amended on March 21st, 2022. Please review the legal disclaimers contained in today's presentation, which is available on our Investor Relations website at Investors.amexglobalbusinesstravel.com as well as in a Form 8-K that was filed by Apollo Strategic Growth Capital with the SEC today. Throughout today's presentation, we'll also be referring to certain non-GAAP financial measures, such as adjusted EBITDA and free cash flow. All references during today's meeting to such non-GAAP financial measures have been adjusted to exclude certain items. Definitions of these terms and the most directly comparable GAAP measures and reconciliations for non-GAAP measures are included in the supplemental materials of today's presentation.

Today's presentation also contains certain pro forma information that assumes that Amex GBT acquired Egencia as of January 1st, 2021. These pro forma statements are unaudited and are for illustrative purposes only, and may not necessarily be indicative of the operating results or financial position that actually would have occurred if the transaction had been consummated on January 1st, 2021.

Before we begin, I'd like to give you a quick update on the pending business combination transaction. On December 2, 2021, we signed a business combination agreement with Apollo Strategic Growth Capital, which holds $817 million in cash in trust. We also completed a PIPE process that was well received. The PIPE was upsized and oversubscribed. The initial target for PIPE subscriptions was $200 million, but we allocated $335 million with investments by leading financial investors and sizable investments from strategic investors, Zoom and Sabre. Our December 2021 new term loan facility provided 400 million of incremental liquidity, which may be used to backstop potential redemptions. We filed our first Form S-4 with the SEC in December, and have since filed an amended S-4 in February and March. We anticipate that the business combination agreement will close in May, after which we will be listed on the New York Stock Exchange under the ticker symbol GBTG. Thank you again for joining us here in person at the NYSE, as well as virtually via the webcast. I will now turn it over to the CEO of American Express Global Business Travel, Paul Abbott. Paul.

Paul Abbott [00:05:35] Well, thank you very much Barry. And good morning, everyone. It's wonderful to see you all here. Welcome to the meeting and our first investor day for Amex GBT. I'm going to take you through the agenda that we've put together. So the agenda is designed, first of all, to provide you with an overview of the company for those of you who are new to Amex GBT and our story. Then we're going to spend the majority of our time focused on six areas that are really central to the investment case. First, we're going to share the strong momentum that exists in the business travel recovery. Secondly, the tremendous runway for growth that we have ahead of us as a company in a 1.4 trillion addressable market. Third, we're going to cover our differentiated value proposition to both customers and suppliers that has really driven consistent share gains for us in the market. Then we're going to cover the M&A opportunity and we have a significant M&A opportunity with 40 billion of volume in a 1.4 trillion addressable market. So we're going to cover the shape of that opportunity. We're also going to cover our proven track record of creating value through accretive M&A. Then we're going to go into a little bit more detail on two very important initiatives. There are two initiatives that will drive in excess of $350 million of earnings acceleration. The first one is the Egencia acquisition and synergies. And the second one, the $235 million of permanent cost reduction actions. And then finally, and very importantly, Martine will take you through our proven track record of delivering consistent revenue and earnings growth, and also share our guidance for 2022 and 2023. So that is the agenda we have ahead of us.

Today is also an opportunity for you to get to know the management team. And for those of you that I haven't had the opportunity to meet, I’m Paul Abbott, CEO of Amex GBT. It's a role I've been in for just over two and a half years since September of 2019. But I was previously on the board of Amex GBT as the American Express Shareholder Representative, so I've been involved in the company for just over six years. My previous role at American Express was leading the B2B payments business as Chief Commercial Officer. Overall, I have over 30 years of experience in both the travel and the payments industry.

You can see here that we have a diverse, talented and a proven leadership team with a broad set of experiences across technology, consulting, financial services and, of course, all of the different aspects of the travel industry. And you're going to hear from six members of this team today. You're going to hear from Drew Crowley, our Chief Commercial Officer. Mark Hollyhead, who is President of Egencia. Mike Qualantone, our Chief Revenue Officer. Evan Konwiser, who leads product and strategy and communications. Eric Bock, who is our Chief Legal Officer - Eric also runs M&A for the company. And of course, you're going to hear from Martine Gerow, our CFO. So in addition to the management team, you're also going to hear from Itai Wallach. Itai is a Partner at Apollo, and he is going to share Apollo's investment thesis in Amex GBT.

Let me start by giving you an overview of the company. American Express has been associated with travel for over 100 years, but importantly, we've only operated as an independent joint venture company for eight years, since the separation from American Express in 2014. And that's important because the separation from Amex created a really unique opportunity for us. Over that eight year period we've invested $1.4 billion establishing a modern agile technology infrastructure and a market leading product suite. We are the market leader in a 1.4 trillion market. We've built the world's leading business to business travel platform. We are the leading business travel company in the world. But we're also the leading meetings and events company in the world. We've developed our own proprietary software solutions to manage both business travel and expenses. And importantly, we acquired Egencia from Expedia in November of 2021. And this is important for three key reasons.

First of all, Egencia is the leading B2B SAS solution in travel. It's the leading turnkey digital solution for travel management. Secondly, Egencia significantly increased our presence in the important SME segment. That's important because it's the largest profit pool and it's the fastest growing segment with significantly higher margins. And third, it also brought Expedia in as a shareholder of Amex GBT. On the right hand side of the page here you'll see that we have very loyal satisfied customers with 95 percent customer retention. We are a digital first business, 74 percent of our transactions come through digital channels. You'll also see that we have a proven track record of delivering financial results close to $40 billion in sales, $2.8 billion of revenues at just over $500 million of adjusted EBITDA in 2019. And importantly, if you look at our revenue and earnings growth from 2015 through 2019, a CAGR of 11% on revenues, and 23% on adjusted EBITDA. Finally, on this page, just draw your attention to the nine acquisitions that we've done since 2016. Nine accretive acquisitions that have been executed in the last six years across the company. So on the next page, I'm delighted to say that we have the powerful backing of some exceptional shareholders. American Express is our largest shareholder. We signed a new 11 year brand license agreement with American Express that actually goes into effect when we go public. And the partnership itself has three really important benefits to the company. First, and very importantly, the brand. One of the most valuable brands in the world that stands for trust, safety, security, and service. Obviously, a very valuable asset in a global travel business. Secondly, we have an exclusive lead generation partnership, which provides us access to American Express' SME customer base. And this is a really big opportunity for us because American Express has over 3 million SME relationships in the U.S. alone. The third benefit is that we work together on joint product developments, particularly at the intersection of travel and payments.

On the right hand side, you'll see that we also welcomed Expedia as a shareholder in November. This also came with a 10 year commercial agreement, which gives GBT and our customers full access to all of the Expedia Hotel content. And that content is already integrated and live in our platform via APIs. So in addition to American Express and Expedia, I'd like to highlight two other important investors that joined through the PIPE process. Starting with Sabre, a $7 billion public company and important technology provider to both airlines and travel management companies. They understand our industry, they understand our business, and they understand the opportunity that is ahead of us. So we really feel this is a tremendous vote of confidence in our business and in our industry. Zoom also invested in the PIPE process, and both our companies see a shared opportunity as customers, like yourselves, today are rushing back to in-person meetings and events. The hybrid experience, like today, is becoming more and more important. And together, we believe with Zoom, there's an opportunity to make that hybrid experience more effective for business travelers and for meetings and events. In addition to the strategic investors American Express, Expedia, Sabre, and Zoom, we have several leading financial investors. BlackRock, the Qatar Investment Authority, Certares, Ares, and HG Vora.

We are the largest player in a very large and fragmented industry, and this presents a significant runway for growth. Although we have $40 billion of sales and we are 40% larger than our nearest competitor. It's $40 billion of a $1.4 trillion addressable market. And you can see that opportunity split out on the right hand side here by segment, with a market leader in a global multinational segment, with 40% share. And we will continue to gain share in that segment. But interestingly, we’re also the market leader in the SME segment, but with just 6% share, which I think really underlines the tremendous growth opportunity that we have in the SME segment. Now, the way we look at the opportunity is really in two parts with SME. First, what we call managed SME, so companies that are using one of our competitors and have a professionally managed program. Then we have the unmanaged opportunity, and you'll see here that's $675 billion. And these are companies that are still using OTAs or going to airlines direct. And we have a tremendous opportunity to bring savings, to bring service, and financial control to these customers, through a professionally managed program. And very importantly, with Amex GBT, with Ovation, and with Egencia, we have exactly the right solutions to make this happen. You can see here that business travel is a large and resilient sector. What you'll see in the graph is that historically over decades, business travel has grown at or above GDP. Now, of course, there have been previous disruptions. The September 11th attacks in 2001, the Global Financial Crisis in 2008. In both those situations, what you'll see here is that volumes over 24 or 36 months return to previous levels and then continue to grow at or above GDP. On the right hand side, you'll see predictions from five different industry experts on the return of business travel. You can see in the middle there that consensus is 90 to 100 percent recovery at the end of 2023. Now, some of you will have seen a previous version of this slide as we went through the PIPE process, and I'm sure you'll remember that it was 80 to 100 percent recovery at the end of 2023. But since then, both Fitch and USTA have upgraded their forecasts. It's a much narrower range of 90 to 100 percent recovery.

Now, I think it's important to note here that our financial forecast in the S-4 is built on a 70% industry recovery in 2023. That is because it enables us to return to pre-COVID earnings, not because we are pessimistic about the return of business travel, but 70% industry recovery is what's required for us to return to pre-COVID earnings. I would also note that the multiple of 9.4x is based on this 70% industry recovery in 2023. When volumes, and I believe it is when, reach 80 to 100 percent recovery that multiple reduces to between six and eight times a very attractive multiple.

So what do we actually do at Amex GBT? Well, we sit in the center of this very fragmented ecosystem called travel. And it's our role to make sense of this for both customers and for suppliers. We serve 19,000 customers, very loyal, very satisfied customers with 95% retention. The average tenure of our top 100 clients is 16 years. We have built the most valuable marketplace in travel. And we say that because we have by far the highest concentration of premium customer demand in the industry, and we provide access to the most comprehensive and the most competitive content. The platform that we have developed delivers compelling value to both customers and suppliers. For customers, I would say there are three main sources of value. First, we provide this fully integrated travel and expense platform. It gives customers visibility, control, and compliance over their entire travel spend. Second, very importantly, we deliver 24-7 global customer care. Mobile, chat, desktop, voice, integrated, proven, at scale, on a global basis. And third, we provide access to the most competitive and the most comprehensive content, and that delivers significant savings for our customers. For suppliers, the value proposition is really this concentration of premium customer demand that we have across the industry. Having access to the most valuable customer base in travel. And we provide suppliers with a platform that gives them the ability to distribute content and to distribute targeted offers to this very high value customer base. And finally, we provide a very high level of service 24-7 to the suppliers’ most important customers. So these sources of value enable us to generate these revenue streams from both customers and suppliers. On the customer side, we have three main sources of revenue. Transaction fees for the transactions on our platform. Second, management fee revenues, and this is where we, with larger customers, generally dedicate resources for servicing, client management, and negotiation of air and hotel programs, benchmarking, analytics, reporting, consulting. We will often have large teams doing end to end travel management for companies. And when we have that structure, we charge our operating expenses plus a management fee. The third revenue stream is, of course, from selling our products and services. For example, selling customers, our Neo online booking platform, selling our Neo expense platform, our data and insights products and our consulting services. On the right, you'll see these are the revenue streams for suppliers. First, fees that we receive from suppliers per transaction. Second, fees that we get from the GDS for each segment in the GDS system. And then third, performance based fees from suppliers. When you bring all this together, those light blue shaded areas are what we call travel revenues, so they're the more transactional revenues. The dark blue are the revenues that are more fixed/recurring from products and professional services, and you'll see that it ultimately delivers this 76/24 split. Now, it's important that we have this diversification of revenues and it's not just diversified across customers and suppliers. It's diversified across geography, across segment, and by industry. And that diversification is important because it creates very limited concentration risk. No single relationship for us, either customer or supplier, represents more than 6% of our total revenues. I mentioned earlier on that we are the market leader in terms of volume, in terms of sales, but actually our leadership position is across several dimensions. First, yes, scale is important. We have leadership in scale, which is required to deliver the 24/7 customer service that our customers expect around the world. Scale also creates the efficiencies that you need to be able to price competitively in the marketplace. And premium scale, allows us to negotiate access to the very best and most comprehensive content for our customers. Second, here you'll see leadership in products and technology. And I mentioned this earlier. We've invested $1.4 billion in a core technology platform and product portfolio, and that enables us to deliver unrivaled experiences for both the traveler and for the travel manager. And it's a platform and a product set that is proven at scale on a global basis. Third, leadership in solutions. Following the acquisition of Egencia and Ovation, we now have the market leading solutions in each of the segments that we serve. If you're a company that wants to configure a sophisticated travel management solution, Amex GBT. If you're a company that really values that white glove, high touch service experience, perhaps tailored to your industry private equity, media entertainment, lawyers - Ovation is the recognized leader. If you're looking for a SaaS platform to manage travel, a turnkey integrated SaaS platform, Egencia is by far the market leader and proven at scale on a global basis. So that leadership in products and technology and leadership in terms of solutions, has built a very loyal and a very stable growing customer base. And you'll see here that in 2021 we delivered $3.7 billion of new wins volume, and that represents 10% of our 2019 TTV. Our customer retention rates remain high at 95%. I mentioned before, 16 year average tenure of our top 100 clients. And importantly, we continue to change the profile of the company with 45% of our revenues now coming from the SME segment.

That actually completes the overview of the company for those of you who are new to Amex GBT. I now just want to spend a couple of minutes providing a summary of the 2021 results that we communicated a few weeks ago. 2021 was a transformational year for the company, with the acquisitions of Ovation and Egencia, and the launch of new innovative travel and expense software solutions. We welcomed Expedia as a new investor and we entered 2022 with the leading solutions in each of the segments we serve and very strong new sales momentum. Just touching on the highlights here. We, of course, did see an impact from Omicron in December. But despite that impact, our financial results for the full year were well ahead of our adjusted EBITDA forecast. And that was driven by 119% increase in revenues in the fourth quarter, and the efficiencies that we delivered from our structural cost savings. Our Pro forma revenues were $61 million ahead of forecast and adjusted EBITDA was $37 million ahead of the forecast. Second, we also reported that the business travel recovery is well underway. And actually, when we announced these results at the beginning of March, we said the transactions had recovered to 51% of 2019 levels, while the week ending in April 2nd, transactions have now recovered to 61% of 2019 levels. And Drew will take you through the speed and the shape of this recovery in more detail, but it is a very encouraging trend. We also doubled our SME footprint in 2021, making nearly half our revenues from the industry's largest and fastest growing and highest margin segments. We also reaffirmed 4 months after closing the Egencia transaction. Obviously, we've had 4 months to really work with Egencia and make sure that we have a very high confidence level on the delivery of the synergies. And we absolutely do. We reaffirmed our confidence level against the $109 million of identified synergies, and the $25 million of synergies that we put in our 2022 forecast. Our SME signings in 2021 represented 14% of our 2019 SME sales. So we exited 2021 with strong sales momentum. We also exited with strong levels of customer retention and customer satisfaction. And we believe that as we prepare to operate as a public company, we also recognize that we have to build credibility and deliver on these commitments, even in an uncertain environment. And our 2021 results exceeded the financial projections. The travel recovery is building strong momentum. We have very high confidence in delivering the $109 million of Egencia synergies and we continue to gain share with a very strong sales performance. My next slide, I'd like to introduce the next section of today's presentation. And as I mentioned in my opening comments, we want to really focus now on these six key areas that really are behind the fact that GBT is an attractive and compelling investment opportunity. So first, Drew is going to take us through the travel recovery and the strong momentum we're seeing. We've seen transactions increase 200% since mid-January, reaching 61% recovery in that final week in March, and we see significant headroom ahead. We're then going to talk in more detail about this significant runway for growth. How we are going to scale in this $1.4 trillion market and how we are going to continue to gain share. We're then going to go into more detail about the differentiated value proposition that we deliver to both customers and suppliers. Eric will take you through the incremental M&A opportunity that we have, and the proven track record of delivering value creation through M&A. Martine's then going to drill deeper into those two important initiatives I mentioned earlier. How we're going to deliver on the Egencia synergies, and the delivery against the $235 million permanent cost reduction actions. And last but certainly not least, we will cover the proven track record we have of delivering financial results, both revenue and EBITDA. With that, please join me in welcoming Drew Crawley, our Chief Commercial Officer, who's going to take you through the travel recovery and our significant runway for growth. Thanks a lot.

Andrew Crawley [00:31:02] Thank you very much, Paul. And good morning, everybody. Delighted to be with you today. As Paul said, I'm going to talk you through the first two points on the last slide that he shared. Starting with why I believe, and why we at GBT believe, that we should be confident in the business travel recovery that we're seeing. This slide is interesting for a number of reasons. The first, is that the steepness of the gradient is something that we have not seen before post a variant of COVID. What we saw in January was COVID coming through, but we didn't see customers react in the same way that they had done with previous variants. They were much more confident in their ability to manage their travel programs through this period, not the other side. So we saw none of our customers changing their policies to batten down the hatches like they had done in previous variants. They were ready for when the variant had passed, and that's why travel sprang back up at the pace it did. As Paul mentioned, in the middle of January we were around 33 points short from where we are today, so 61% is where we were on the 2nd of April. And we're seeing that trend continue. We're very happy with that. But why do we believe it's going to be continuing further and that there's more headroom and some fuel in the tank? Well, these areas on the right hand side are areas I'm going to drill into a little bit more detail in a minute. But we do believe that businesses and employees want to travel and we've got data that backs that up. We also understand that clearly not everyone is open for business at the moment, and there are some restrictions virtually everywhere when you fly internationally. Some more stringent than others. Finally, our global and multinational customers have not all changed their policies from the policies that they had during the peak of COVID. And linked to that, not all of them have reopened their offices, and there's a correlation between office reopening and business travel starting up again. In this next slide, what we can see the results of a survey that we did in 2021 on the left hand side. And it shows that business travelers prefer to sell in person. I don't think that's new news to anyone, but it just is confirmation of what we all knew. Selling is something that you've got to be out there with customers face to face to grow your businesses. And that's the second thing that we reaffirmed with the survey. Customers understand the ROI of business travel, and they understand that business travel is one of the ingredients they need to grow their businesses, grow their revenues, and their profits. And the final area was interesting because it's an area of much discussion at the moment, which is distributed workforces. There are many more distributed workforces now than there were pre-pandemic. And that's changed the nature of how travel managers and companies are thinking about how business travel will return. In 2019, we looked at the profile of the reason for travel of all of our customers. We examined every single booking and we collated them into three segments. On the right hand side sales and business development, and then client delivery for existing clients, and then internal meetings. Now sales, we're pretty sure will come back at a similar pace to client delivery. Some people say client delivery, a lot of that will be replaced by virtual. But what we believe is that the first time a customer meets face to face with one of your competitors is probably the last time you end up doing a virtual meeting on a regular basis. What had been in the crosshairs of CFOs of our corporate companies and the travel managers, were internal meetings. I think they were up for grabs as an easy way of saving costs in 2019. That was the case in 2021, when the pandemic hadn't had much momentum. But in 2022, we saw a change in the way our customers are thinking about internal meetings. Because they realized that collaboration and in the company culture, took place in the office environment, and that was something that was absent. So we think that customers are going to dial up the importance of internal meetings relatively to where we were in 2019. We think, broadly speaking, the shape of the recovery will be the shape that it was in 2019. But the nature of the trips will be slightly different. Internal meetings will be more about gathering people from their distributed areas and bringing them in to drive some of that cultural collaboration that will be missing if they didn't turn up to the office. We also looked at the data on a segment level to understand what key trends were going on underneath the recovery. And the first two elements that we looked at that we found interesting were the segments - so split between small and medium sized enterprises, and large global multinational. You can see there's a 10 point lag there. And the reason for that is that the smaller companies are more agile. They can flip their travel policies over and make decisions very, very quickly. With large global programs that our bigger customers have, their much more complex and they take much more administration to change. And again, there was a link with office reopening that we saw with the global and multinationals, which I'll come back to in a minute. So we believe that there's momentum on both these lines, the SME and the global and multinational. And we think that they all converge over time as global and multinational customers change their travel policies and reopen their offices. With domestic and international again, we think they'll converge. We think there's more fuel in the tank, but we think that with international, as countries open their borders and remove restrictions, we're pretty sure that that will result in a lot more business travel. Because the main barrier to business travel is closed borders or restrictions, which are too stringent for people to take the risk of a trip. Booking type and region of sale will generally be an outcome of what changes in the left and middle sections here. But I will point out a big spike up in APAC, Asia-Pacific region in the last couple of weeks. That's as a result of one thing, Singapore and Australia have reduced restrictions for entry. And you can see that there's demand there which automatically springs up. So we are happy to see that.

This slide is an interesting one and illustrates the point I was just making, there is a correlation between office openings and travel. These are real customers, GBT customers, and on the left-hand side you can see these are customers who've had their offices open. Doesn't mean to say they've gone back to 2019 style of office engagement, rather, they have offices open, they can visit clients, clients can visit them. On the right hand side, these are clients who haven't opened their offices yet. And we're very confident that they will be opening their offices because most of our clients had plans to open their offices in January. When Omicron came, some of them moved that plan to the right hand side, and made Q2 the timing of when they would be reopening their offices. So all of these clients on the right hand side will be opening in this quarter, along with many of our other clients. We're hopeful and confident that that performance will turn into this performance on the left hand side.

I spoke about international versus domestic and how restrictions are inhibiting business travel. This chart on the left hand side, shows journey groups. So, US to certain places where there are light restrictions. There aren't many places in the world where there are no restrictions, but there are light restrictions. For example, I came to the US on Sunday and I had to have a pre-departure test on Saturday. We think there's head room on the left hand side when the requirement to have a test before you fly goes away. And we're hearing that that's going to happen in the next month or two, possibly even in April, for the US. We will see further headroom and further opportunity on the left hand side.

On the right hand side, which accounts for around about 15% of GBT's overall TTV, that's got much more headroom because these are super stringent, very, very restricted, almost discouraging of business travel and that will change over the course of 2022, we believe. So plenty of upside for international travel to catch up with domestic, as we saw a few slides ago.

And finally, you'll have all seen these statements because they're in the public domain. If our supplier partners are as confident as this, that gives us confidence that the business travel recovery has significant momentum. I'm going to be working with these suppliers to make sure that we enjoy that momentum with them. And we're very confident as a result of everything that I've just shown you, and also how our suppliers are feeling and seeing the data in their businesses.

Now as travel recovers, how are we going to ensure that we grow our business in the way that we have been able to grow it thus far? Well, it's quite simple. We believe that we understand our customers better than anybody else. We understand the needs of those customers and we have a market leading value proposition. In fact, the leading value proposition in the industry, I believe, and it's made up of 4 pillars. The first pillar is unrivaled choice. Paul's already spoken about the Ovation and Egencia propositions, and the GBT proposition. But we are able to offer unrivaled choice to our customers if they want to use our proprietary technology, we're fine with that. If they want to integrate third party technology into that, that's no problem either. If they are in a mining vertical and have a specific need to transport groups of people for mine rotations, we have technology that helps them with that. If they like our professional services, if they want to use our consulting services to optimize their air travel, spend all their hotel spend, that gives them further choice. If they want to use our meetings and events business where we optimize that for them as well. We give unrivaled choice and leading solutions for customers in the segments and verticals that we serve. We add to that something which Amex GBT is renowned for, great service. But it's an unrivaled experience, which is a blend of the people that we have at Amex GBT, and the leading technology. If you blend those two things together, you get an omni-channel experience for our customers that is unbeatable in the marketplace. Add to that unrivaled value. And Mike Qualantone, my colleague, is going to speak about this a bit later. But we have the most valuable marketplace in travel with all the content that any of our customers would ever need, and fantastic savings that are unmatched in the industry. So there are three pillars of our value proposition. The fourth one is the powerful backing of American Express GBT. That gives customers who choose us great confidence that they're partnering with someone who's got their back. It stands for trust. It stands for service. But it also stands for a higher standard with respect to cybersecurity, data privacy, fraud, and compliance. As an American Express owned company, 30% owned by American Express, we are subject to bank holding company rules. So we hold ourselves to a higher standard than any other TMC’s and that gives great confidence to our clients that we're using and looking after that data and compliance, very effectively. Add to that a leading sustainability proposition, and that's what the powerful backing of Amex GBT stands for. But enough from me. I'm going to show a video now which will allow you to hear what our customers say about this. Can we please play the video? Thanks.

Video [00:42:59] Hi, everybody, I'm really excited to be here with you today to talk about Raytheon Technologies and Amex GBT. You know business travel is really of immense importance to Raytheon Technologies, and our relationship with Amex GBT, dating back more than a decade, is really critical to our success. We have business travelers that are moving all over the world every day. And so Amex GBT's reach and scale really enables us to service and support our people at any time, no matter where they are in the world. Our relationship with Amex and the value that they deliver to us has grown over the years, which is why we just awarded them a new contract for five additional years. The value comes in many different ways with Amex GBT and Raytheon Technologies. Of course, we benefit from the omni-channel servicing through travel counselors and digital solutions. But we also derive a huge amount of confidence from Amex GBT's status as a bank holding company and its industry leading security and data privacy standards. It's very important to us. We have a very close relationship with Amex GBT's consulting team, which conducts our air and hotel sourcing, giving us a fantastic ROI. Raytheon also derives immense value from my position on GBT's Client Innovation Council, which allows me to participate in the future direction of the company and creates winning strategies for both of us. Amex GBT really listens to its customers’ needs and is a valued partner to Raytheon Technologies.

[00:44:28] American Express Global business travel has been integral to our business needs for many years. With a dedicated team supporting our travelers in more than 50 countries 90 offices across the world. The strong partnership alignment to BCG Global Travel Strategy, our net zero pledge has enabled access to next generation digital tools seamlessly across geography through GBT's proprietary online booking tool, [00:45:00]Kit is now [0.5s] and its mobile app. The travel industry has been faced with unprecedented challenges during the pandemic. Amex GBT rose to the challenge thanks to the dedication, drive, commitment, and tremendous support of its team. At a time of increased disruptions, we are confident that GBT will continue to support our travelers, our business, and strive for excellence.

Speaker 4 [00:45:32] Post-pandemic, travel is definitely returning. Business travel and meeting face to face is crucial for our business. There is such a pent up demand to get back together. It's so important for our culture. We've experienced a world without travel, but we now need to get back to it. We have to go to our manufacturing facilities and build our vehicles. We have to meet our dealers. We have to meet our customers. The way we do that is through business travel. We use Amex GBT for our hotel RFP each year. It's a great product and excellent analytics, really strong consultants and a great return on investment. For example, if our employees want to know what the carbon footprint is of certain hotels, we can provide them, and that's a really great product to deliver to our employees.

Video [00:46:19] American Express Global Business Travel has been the cornerstone of my program since I've been working with them. We have worked with GBT for several years in the US, and the support and the professionalism and the collaborative nature that they work with us, has been the strongest part of my relationship with them. It only made sense for us to expand into Asia-PAC and then Latin America. Now that we're going into the UK and Paris, it's just a natural progression to bring the rest of EMEA in. The consultative nature that they work with me is very strong. My travel program manager is really my right arm. I like to say that because I'm a department of one. GBT has become the extension of my travel department and again. It's the pillar of the support that I get. It's the right arm to my left arm and it just works very well together. Quite honestly, I don't know what I would do without them.

Andrew Crawley [00:47:19] So hopefully, you got the flavor of why our customers are attracted to the Amex GBT value proposition. They love our omni-channel servicing. They love our digital services. They really love our savings. Even big multinationals can generate very interesting savings on the hotel and air space. They love our professional services, especially our leadership and sustainability, which most customers are now talking to us about these days. And we will be able to showcase our products later with Evan Konwiser. We'll show you how carbon is a big part of the work that we're doing in terms of making people's carbon footprint transparent as they're booking travel. The last customer, Martha, uses our outsourced solutions, so she's basically taken the whole of her travel management program and outsourced the whole thing to us. So that's a portfolio of choice that our customers love us for. But underscoring all of it, all of our customers love the fact that they've got the backing of Amex GBT, and I've spoken about the reasons for that. But the most important one that these customers like is when there's a crisis and it really comes to the [00:48:24]fore. And that's that they trust us, that we've got their backs, and that we look after them. Many of our customers have employees in Ukraine over the last month who we've had to help repatriate and their families. And we've helped get people into Ukraine. Our media customers have wanted to go in and report what's going on in Ukraine. Now that's no small endeavor. But our customers trust that Amex GBT does that because it's in our DNA. We run towards problems on behalf of our customers and we sort stuff out for them. And here are a few quotes from customers who we've been helping over the last month in particular. I'm sure you'll have time to read those later in your packets. But all of these things together give me confidence that we can continue on the road that we're on delivering high quality sales - $3.7 billion in 2021 with a win rate, which says that we're growing share year on year. And this win rate of 2.5 isn't a one off. It goes back several years. Let me just explain the metric briefly.

So for every $2.50 dollars of business that we win, we lose $1.00. So that means we're growing share if our win rate is up at 2.5, and it's been consistent over 2 for a long period of time now. And our customer retention rate shows that our customers, once they've signed up and they're partnering with us, love what we do for them and don't need to move. They don't need to change. Continually ensuring that the products that we're delivering to them are updated according to their needs, that the savings that we give them are driving a value for their travel programs, and that we deliver a service which is a blend of the right people and the right technology.

I'm very, very confident that we can continue to deliver on these sorts of numbers into the future. There's a big runway for growth here. Just a few examples of some of the brands that we've won over the last 3-6 months, that's going to continue. I'm very much looking forward to it. After the break, which starts when I finish, we're going to have 15 minute break and then I'm going to introduce Mark Hollyhead, who's going to drill down on that all important, fastest growing, most profitable segment of the SMEs. I look forward to that. Thank you very much indeed.

Amex Part 2:

Video [00:00:37] At American Express Global Business Travel, we're the world's leading business to business travel platform, a platform powered by a commitment to our customers. We provide unrivaled choice. We know every business is different. That's why we have the broadest and deepest set of solutions in the industry. With the strength of Amex GBT, Egencia, and Ovation, we truly have the leading solutions in each of the segments we serve and the choices that mean our customers don't need to go anywhere else. We offer unrivaled value. We're the marketplace that connects customers with the best options, the best offers and the best savings. And by giving customers access to the most comprehensive and competitive content, they never need to look anywhere else. We deliver unrivaled experiences. We bring together the best people and the best technology to create seamless experiences for travel managers and travelers. We're here for them with tools and expert advice, and because our people in technology work in harmony, we can deliver the right solutions better than anyone else. So, how are we able to deliver unrivaled choice, value and experience? With a powerful backing of American Express Global Business Travel. Our brand promise. We are trusted around the world for stability, security and service while leading the industry into a sustainable future, all driven by the best team in travel. That's why we say to customers that we are committed to being your travel platform for unrivaled choice, value and experience with a powerful backing of American Express Global Business Travel.

Mark Hollyhead [00:02:26] Hello and welcome back. My name is Mark Hollyhead, I'm the president of Egencia. And welcome back notably to people in the room and in this new world of work, welcome back to everybody at home or in their offices who are operating remotely. We're all still figuring this new world out, aren't we?

I'd like to build a little further on the market position story and dive a little deeper into the $945 billion addressable opportunity with the SME market. Paul outlined earlier the $1.4 trillion opportunity, and we look at this in terms of an assessment in two areas. First, there's $250 billion dollars of known manage spend and $675 billion of unmanaged whitespace that we believe is a large opportunity to drive company driven programs. Now, GBT currently enjoys about 6% of the managed space and serving just under 20,000 clients worldwide. Now, let me bring this to life for you little bit. There was a US study by the US Travel Association that identifies about 450,000 organizations with between 500 and 5,000 employees, 35% of which, or about 160,000 organizations claim to have business travel managed or unmanaged. And notably, as you've heard from Paul and Drew, this is the fastest growing area of our business at the moment. In the post-pandemic period, we're seeing smaller clients outpacing their larger counterparts by 5-10 points. We're seeing this because both single country clients and multinationals on the smaller end are just getting back to business faster. We're looking to make sure that we can convert as many customers from an unmanaged business travel status and entice them into a managed program, while at the same time we're working with many of our clients on the next phase in the evolution of the travel program. And we understand the complexities and what to do in order to drive those best practices at any maturity of a managed program. It’s also worthy to note that 45% of total revenue comes from the SME segment today. And we're obviously seeing that return faster and this is, as I've mentioned before, a very large total addressable market. From a profitability perspective I'll highlight some of the differences in the revenue that's driven by US SME. 25-35 percent of a contribution is the highest part of Amex GBT and because many of our clients don't have their own negotiated contracts, they look to us for the savings and the opportunities from our agreements and contracts to drive the value for them as they mature their programs. My colleague, Mike Qualantone, will talk more about the revenue dynamics shortly and how all that works as we think about managed or unmanaged business.

Now with many organizations modernizing their employee services, we believe the winners in SME travel will be the ones that offer a digital solution. They're continually thinking about improving their experience and their driving value and lower costs through self-service options. At the same time, they are offering the level of service in the channels you require them for and offering value that you're prepared to pay for in a volatile world, where service will truly matter. These are going to be the table stakes for managed travel going forward.

So how are we going to accelerate travel and accelerate our growth at GBT? Well, we certainly got trusted solutions and assets as you can see here. We believe they all solve for different segments of the market. In GBT, we design around sophisticated and complex customer needs and are adept at configurable and custom solutions. There are those clients that value 24-7 high-touch, white glove service and expertise and Ovation has the expertise in attending to and tailoring service around those experiences. Ovation has 50 of the top US law firms, has specialist areas in private equity and entertainment, and a fast growing, high yield leisure business. Finally, from its origins in Expedia Group, we've got Egencia that's grown up as part of the online revolution with a SaaS turnkey technology platform solution. We are an engineering culture. We offer policy configuration reporting through a globally consistent platform with a compelling UX for all its users - whether it’s travel arrangers, it’s travel consultants and any person that wants to use the solution. We believe the combination of all of these things gives us that compelling choice in the marketplace that the market is really looking for as we think about this large addressable market. Now, I do want to pause a little bit here. We mentioned this unmanaged travel and I just want to bring it to life for you. I'm sure at some point in your personal or business lives, you've faced having to navigate disruption. It's one of the tenants of travel. It just happens. And there you are at home thinking about that call, that call that you're making where you're now sitting on hold and you've put it on speaker, and it's been going on for far too long as you await your fairy godmother or fairy godfather to grant your travel wishes. It's these type of circumstances that we're leaning into with manage travel. We're thinking very consciously about the pain associated with where you're trying to do things in an unmanaged way. I think the five headings here are the things that we believe. If you deliver well, show the true value in managed travel, as well as the savings that we've outlined, the ease of use in booking and servicing to remove friction in how travel operates is really key for any corporation or any organization wanting to pursue travel as part of its business ventures. The ability to configure policy, manage performance and see reporting where and when you want it will matter as you grow and expand your organization. And it's notable that many of the organizations we serve today previously were clients of Expedia or other OTAs, online travel agencies, or smaller agencies, are now thought more purposely about how they're thinking about managed travel going forward. Now, to bring this to life, we signed an unmanaged client, an online retailer, and through initial discovery, we found there spending about $1.7 million and had a business cadence where they wanted to grow their thinking about growth, notably bringing more recruits online. For them value has come in the form of knowing what their savings are and a simple process and an equity in their organization, giving their employees some of the best tools to use as they think about travel and they think about the modernization inside their own organization. In another, a fast growing US based US solar company, came from a lead nurture campaign we had in the unmanaged space, spending about $2 million dollars a year. And the leaders of that organization, having deployed a managed program, see value in spend control and modernization inside their organization alongside another of another bunch of SaaS deployments that they'd done for a number of internal services. We're continuing to invest in the evolution of travel, and while others during the period of the pandemic were waiting, we've been making the correct observations and looking at the data about the things we could solve. And we really believe as we've returned to travel we are solving a number of new problems that our customers are looking for as they look for clarity in this new period. To close, we believe we've got the formidable capability to grow here and win on a number of fronts. We're seeing 7% growth, but we're confident about double digit growth going forward. We're confident because of our access to American Express, the 3 million US SME relationships through an exclusive partnership and expect this to be highly meaningful to our goals. We're culling our marketing capability and understanding more and more about SEM and content driven SEO as we develop the marketing operations to nurture paths of interest with our clients and prospects so we can convert them through our sales organization. And then finally, we're committing to making sure we develop and grow our sales team given the opportunity that we've presented in front of you today. We're really ambitious about the future and our prospects in this area. This is a great time to be a travel management company. Small companies are looking at the future and thinking about business travel as a very key part of how they go forward and we get to partner with them to do that. It's now my pleasure to introduce Mike Qualantone, who will build on the story thus far and shed more light on how we drive value for customers and suppliers through differentiated content. Thank you.

Michael Qualantone [00:12:57] Thanks to Mark and to Drew for the customer updates. I'm going to take you through a few slides on the supplier marketplace and how we bring value to our customers. For the slide here, first, GBT is not only the largest B2B travel platform, but we also have the most valuable client portfolio with the largest concentration of premium travel for suppliers as well. As Paul, Drew, and Mark talked about, we have the greatest number of global clients, having more Fortune 100 clients than any other B2B travel player. These clients are extremely valuable to suppliers, mainly due to their buying patterns. These travelers tend to be more premium class, travel more long haul and international, and they tend to buy their tickets closer to the travel date. All of these things lead to higher airline ticket prices and higher room accommodation fees. These clients look to Amex GBT to best manage their travel spend, and at the same time, for us to work with suppliers to bring them the best options to meet their needs. We also have the largest SME client portfolio. These SME clients don't have the buying power and they can't get their own big discounts from airlines, hotels or car companies. They look to GBT to help them manage that and to give them flexibility and savings and opportunity. Suppliers want to work with Amex GBT because we give them options. We give them access and we help them work and navigate through our network and get more business from the larger clients, as well as from smaller clients. Our Egencia acquisition further reinforces our leadership position in the SME space. But it's within a technical platform and infrastructure that is owned by GBT and Egencia. Therefore, we actually can control the tools for offline travel as well as the online experience. To the right side you can see the outcome of these travel or buying patterns. What it leads to is 54% of the travel being in premium class. This is extremely valuable to suppliers and the exact business that they need during the recovery for their margin enhancements. This is 9 points higher than our TMC benchmark and 20 points higher than all other agencies, and it's key that this data comes from a third party, ATP that we can use to understand our benchmark peers, as well as the overall industry and how we perform on airlines versus other parties. When you look at the far right side, this leads to an average ticket price that is $675. That's a robust 41% higher than our TMC benchmark and 98% higher than all other agencies. This tells you the value that GBT and our clients bring to suppliers and why they're more willing to work with us to find the best options and accommodations. Having the most valuable clients also provides the greatest opportunity for our suppliers. For the suppliers, they are willing to work more with GBT to make that opportunity into greater benefits and volumes. We've talked a bit about the GBT marketplace. So the GBT marketplace is the key to our value and experience we try to bring for both our customers and our suppliers. It's where we aggregate the greatest levels of content across booking channels to offer savings, flexibility and enhanced experiences. Everything starts in the upper left with our clients as this is their marketplace where we have the greatest concentration of premium clients providing both quantity and quality of opportunity for our suppliers. Suppliers want to work with Amex GBT to ensure that their most valuable customers and travelers are looked after to the highest standards for service, for safety, for compliance and to gain more opportunity to work with us for the lucrative SME segment. To the upper right, Amex GBT then has a proven track record of bringing value and savings to our clients, while also delivering more opportunity for suppliers who want to work with us and for those suppliers who want to give us special options and benefits for the travelers and for the companies. Our unique position with suppliers is proven by the fact that even during COVID, Amex GBT continued to renew, extend and enhance our supplier relationships, while also advancing our content advantages through unique programs and opportunities. In the lower right, as the return to travel accelerates, suppliers will continue to do more to compete more and offer more options for the highly lucrative business that GBT has and our clients provide. With these strong relationships and the ability to influence the buying decisions, we're able to secure the most comprehensive proprietary content to best meet our client’s needs and give opportunities to our suppliers. We have continued to grow and enhance these programs and the new content over the last two years, and we believe we have a strong competitive advantage to best take care of our customers from the largest segments to the SME. Lastly, in the lower left, we bring together these very strong supplier relationships along with unique content and flexibility to provide savings and to work with our customers to best manage their programs. We provide greater confidence to our customers that we have the best and brightest content and that we have the booking experience and shopping that make sure they have savings and opportunities. Through our client marketplace, we deliver the greatest value and savings for our clients and performance and opportunity for our suppliers. On my last page here, this is a summary of a program we have called Preferred Extras. You've heard a little bit about it in Paul and Drew’s updates, but it is a key cornerstone to our value proposition and it's where we begin to gather discounts and opportunities with airlines, hotels and car companies for our customer base. Our preferred extra program delivers enhanced fares and benefits for our customers that Amex negotiates directly with the suppliers. Egencia customers already have access, and Mark and I worked to make sure that we're bringing these fares, and these rooms, and these car options to the Egencia customers, and they're all loaded, and available now, and delivering benefits for that segment.

We have 90 airlines within our preferred airline program that cover the material portion of all travel routes across economy and premium classes and give flexibility for fare options for refund and for exchanges, as well as what’s included within the airline loyalty programs. The breadth and depth of our preferred extra program provides a competitive advantage whereby Amex GBT can deliver materially more for our customers and especially in the SME space. In the SME space, these customers buy our preferred extra fares 40% of the time. So if a $2 million customer is buying at 40% of the time, that means $800,000 of their travel. They're buying rates that GBT has provided to give them savings that they generally would not get anywhere else. On average, the savings are about 10% for each preferred extra ticket. And we have continued to not only maintain this content over the last two years, but to enhance it. This comprehensive content is an advantage for our customers, and is validated through third party audits that show that the GBT preferred extra rates in our overall content beat or meet the OTAs 91% of the time on domestic routes and 97% on international. So validate it through third party for the savings in the competitive market that we bring to our customers. Similarly, we have comprehensive hotel content through our preferred extra program. We've got 65 thousand properties that give us unique rates and discounts, as well as benefits such as free Wi-Fi and breakfast. And again, it's part of the loyalty program. Of course, within the corporate space, loyalty is very important, whether you're flying on certain airlines or staying at hotels, our preferred extra programs bring loyalty as well as the discounted rates and amenities. This is combined with over 1.2 million hotel properties we get through OTA partners like Expedia that provide the greatest level of hotel coverage, whether a two or three star property, a bed and breakfast, a long stay property, or even five star luxury properties across all of the countries and key parts to our travelers. These preferred extra hotel rates offer 5-10 percent discounts on average, depending on the property, and they are lower 97% of the time than any other best available rates that are publicly available. Wherever our customers need to go, we've got them covered - with the right properties, on the right terms and with the best rates. Access to these preferred extra rates are a major part of our value proposition and our competitive advantage. In summary, GBT has the most valuable portfolio of clients with buying patterns that are extremely attractive to our suppliers. We use these relationships to work with the suppliers to get unique programs, benefits and opportunities to take care of our customers. Those programs help us work best with the suppliers and give them more business and opportunity. So it's a win for our clients as well as for our suppliers. We have continued to enhance these programs and fortify our supplier relationships, and we deliver greater value and savings for our customers. This provides Amex GBT with a definitive and highly valuable competitive advantage. Now you've heard from Drew and you've heard from Mark on the client performance and opportunities. I'd like to introduce Evan Konwiser to come up and take you through our products and technologies and how they're powering and enhancing our client and supplier value. Thank you.

Evan Konwiser [00:23:38] Thank you, Mike. So I'm delighted to be here to talk about how we create those differentiated customer and supplier traveler experiences using our product technology strategy. So GBT spent the year since our separation from American Express, designing and building a set of products and platforms fit for purpose to accelerate efficiency in innovation and corporate travel. And that journey has been a combination of build, buy, and partner, with over $1.4 billion invested, including acquisitions. You know, originally it was about separating from American Express, standing up our own systems, our own network, telephony, communications that really allowed us to choose the best available on the market to suit GBT's unique needs. An opportunity to start over, if you will. We were also able to bring our solutions and applications into the cloud with now 95% of our key apps being cloud based. We embarked on a strategy to build the leading platform for B2B travel, and at the heart of this is what we call our core platform. It's modern, agile, flexible and it's built to really enable long term development and innovation. We want to meet evolving customer, supplier, and traveler needs over the long term by creating a flexible platform that enables us to innovate on top of that. In 2016, we acquired KDS. Now this was, yes, an online booking and travel expense platform which made us the only global TMC to have bought an in-market and scaled tool and incorporated it as part of our proprietary offering. We wanted to own that digital experience end to end, but it also brought us a proven and experienced development team. So we rebranded the Neo Technology Group and we made them our e-commerce and digital center of excellence, thereby having a dev shop that would innovate on top of that core platform. With that, we now had a platform that was fit for purpose for managed travel and ready to power our expansion of proposition and capabilities. During COVID, we were opportunistic and looked to take advantage when a lot of the travel industry was slowing down. We acquired 30 Seconds to Fly. They were a startup that had built some really amazing conversational AI technology to automate chat messaging, and we incorporated them as part of our platform. And of course, by bringing in Egencia into the family in 2021, we also now have the leading SaaS integrated solution specialized for the SME market. We're integrating that now into our core platform, and there's opportunities to accelerate our innovation as we cross-pollinate and grow together.

So, what is the result of all this investment? Well, we think about it really in four distinct benefits. The first is we can create better traveler experiences. We're not reliant on third parties as much as our competitors. We can own the end-to-end experience and really innovate faster for our travelers, which is really important to the customer value prop. Two, for our customers better visibility and control of their travel program through the sophisticated types of applications that you've heard about and we'll show you in a minute, we can solve customer needs the way nobody else can. Three, we help our customers optimize their spend on travel and we help our suppliers meet their goals through our proprietary e-commerce supply marketplace that Mike just talked about. And we're de-risking the future of distribution by owning that technology as well. And then finally, in the middle, we can do it at scale, globally, flexible, modern in a way that really lays the foundation for an ever evolving industry. Really important as we think about all the changes.

To bring it to life, I'm going to walk us through three demos of some of our solutions to give you a sense of the kinds of things they do that hopefully draw out some of what we've talked about today. The first is a booking experience - taking you through a traveler perspective of what it's like to book on Neo. The second, we'll look at what happens when things go wrong and what can GBT bring to the table to help our travelers in times of disruption. And finally, we'll look at a travel management experience, really to show the Egencia value prop and it puts you in the shoes of a travel manager.

So first, the booking experience. This is a consumer like experience. We're not asking travelers to tradeoff between corporate travel and leisure travel. We're providing that consumer experience in the construct of a corporate travel program that also meets our customer needs. So let's just take a look at a booking. First, you can enter your actual address. This is from our home office in New York to London. Real addresses, not just airports. We can really think about how we can get you from A to B end to end. Of course, you enter your dates and times of travel. And behind the scenes, we put together a full end to end trip. This includes ground transport from your hotel or your office to the airport and back on both sides. And that could be even mass transit if that's part of your policy or preferences. Of course, we pick flights, we pick hotels, we also add up other additional expenses that you might expect, like meal costs, which are all configurable. So you can get the full expected cost of a trip right out of the gate. Really important to our customers who think about the full budget of the trip, not just the air and hotel expense in isolation. Now, of course, you may look at this and say, "Well, is that the flight I want?". Well, you can click in and go and get more details and even change your selection. So here, for example, on this Delta flight that was chosen, you can see carbon emissions, you can see amenities of the flight, fare class and the rules of that very clearly articulated, including, the green bar that shows that it's compliant and it's part of your program. So travelers are getting what they need. But if you want to change it, no problem. Now it's a full OTA view listed by recommended, earliest, fastest, cheapest. So that’s a full OTA consumer experience. But still, we're showing what's compliant, we're showing carbon, we're showing amenities, allowing travelers to have that full information.

Well, if we stick with a Delta flight for our purposes here, we're also showing how we can upsell travelers. This is a big part of our supplier value proposition. Airlines want to show that they've invested in offers that meet traveler needs, and we can now show very clearly what comes with each ticket class from a seat to the type of fare. And this is really important and part of the benefits of owning our own supply marketplace. Now on the hotel, we've selected the Hotel Canary Wharf, but not all travelers might be happy with the Canary Wharf as their first choice. Although it's a lovely property, we stay there quite a bit. You can go ahead and change the hotel and look at alternative options as well, just like an OTA. The result of that is a full oceanic experience, map on one side, list on the other side. Easy to search and look with rich media, photos, amenities for hotels, to see what you want to choose. But importantly, in that corporate context, we can go in and show you exactly why this was chosen for you. It's a preferred partner important to your travel manager. It's an eco-friendly property, that's part of your travel policy, increasingly so. And of course, on the bottom right, it says American Express GBT. That's a preferred extra rate that Mike just talked about. So you're now getting the benefits of the travel program with that hotel that you've chosen. This booking experience is really designed to blend what consumers want and expect with all the needs of a company so that there is no tradeoff for the traveler. And as a result, 74% of initial bookings are done through digital channels through a traveler or travel arranger him or herself. And that's over 90% for Egencia.

Now, second demo. Let's bring it to life when things go wrong, because, as Mark said earlier, it's a natural part of travel, especially business travel, that eventually things will go wrong. GBT uses our technology and people behind the scenes to support travelers proactively. We are scanning for delays and cancelations, and we're cuing them up and messaging travelers to say, Do you need help? And that empowers the traveler with information, sometimes even before the airline is delivering it themselves to make changes or adjust their booking. And we're doing this at scale. Let's go ahead and take a look at this message that you may have gotten, if that same New York to London flight was canceled. Push to your phone, it says, "Do you need help?". And to give you a sense, last year we sent 300,000 similar messages to travelers through the app, through SMS, or even outbound telephone calls, depending on their preference. Once you get that message, if you submit a response that says you need help, behind the scenes we're taking this and cueing it up through our proprietary software and putting it in the full context of a trip for an agent to look at and shows all the other trip elements. It shows access to policy, communication information, preferences of that traveler, and that agent is now in power to fix the problem, find an alternative and message back to the traveler. So you write in app and say, We've rebooked you, here's your option. And now you have an agent, a human being there on the other side, right in your fingertips that you can interact with and make additional changes if you need to or ask questions, as this person did about the trip. Compare that to the airline direct experience for the OTA experience. You might be on hold, as Mark said, for hours. You might be in line at the airport, or you might be given options that are only the same airline where you're stuck going 12 hours later because that's their next flight versus looking at the whole range of options that might be available from a travel agency. You know, this is a huge part of GBT's value prop to make sure our travelers are taken care of. That's the powerful backing of traveling with Amex GBT.

The third demo, let's take the travel manager's perspective, you're managing a program for a small or medium business, and you might be the only travel manager at that company, or it might be only a small part of what you do. You need easy travel management, all data in one place and easy access to change and analyze your program. And that's what Egencia brings to the table. Look at this menu. Everything you need about a program in one place in that same digital tool available via mobile and web - from looking at data to changing policy elements. For this demo, we're going to look at a couple of different things. We'll start out by actually changing policy and we'll show you just how easy it is. This is the travel policy menu. You can see you can configure notifications, you can configure company level policies. But for this, we're going to scroll down and we're going to change just to one user group that you've created so you can manage your users effectively. And because it's always fun to mess with executives, we'll go ahead and change our executive traveler group and their policy. You can see you can change air, you can change hotel, you can change rail. Just select the area of policy you want to manipulate, and you click in and it's easy as that. Very intuitive. Anybody can do this right out of the box. You can change cabin class, you can change fairs, you can change out of policy routes. It's as simple as selecting. In this case, we'll go ahead and take that same New York to London route and will remove it from policy for our executives. It's as simple as adding the route and hitting save, and it's done. Seconds. Anybody can do this. And that's the power of an integrated solution that Egencia brings to the table. Huge value for our SME clients and how they manage their travel. Another tool from that same dashboard. What if there's an ash cloud in Europe and you want to send a note to travelers to warn them or ask them to do something? You can look at your traveler's itineraries on a map view. You can select a geography as we're doing here around a certain focal point, set your dates and search, and you'll get a list of all the itineraries that are traveling through that area, with all the information about the traveler. And then you can download that report to manage it and use it off site or you can message travelers directly through their chosen communications pathway right in the tool. Really powerful. And finally, let's look at a savings tool. Now this is a tool that reshapes after you've booked a flight and looks for prices to drop, and if it's dropped enough, it automatically retickets, same seat for the traveler. In this case, we've saved this company $50,000 just off that one product. But the travel manager can also look and see where that savings is coming from, from which airline is it coming from, from which route is it coming from, or geography, and even look at the old tickets and the new tickets, bringing real visibility to where that savings is coming from. This is really important not only understanding how much they're saving, but articulating that value to other stakeholders at a company. A huge part of a travel manager's job is showing value from their travel program to both travelers and stakeholders. And these tools make it absolutely super easy to optimize spend and articulate that value. So, why is this important? And why do we care about so much investment in product and technology in our industry? Well, for two reasons. One, these capabilities are not born overnight. Being able to own that travel experience and make it the best in the industry means having sophisticated people, operations and a sophisticated tech operation working in harmony. Delivering the types of tools that our customers need across all segments requires a global data platform at scale, which takes years to develop and perfect. And having that leading marketplace and driving value for both suppliers and customers and what they buy means investing and owning our distribution future, which very few travel agencies have done. These capabilities require decades of honing our footprint of people and technologies across diverse geographies and requirements, bringing them together in harmony that really only GBT can do at scale on a repeated and efficient basis. And that is a huge competitive advantage and brings value to our customers. The second reason this is really important is this is what unlocks our scale. Because we can do this, we can solve customer and traveler and supplier needs across all major segments of business travel, and we can do it comprehensively and efficiently, so we can deliver value from scale in a very unique way. And that's how we deliver choice, value and experience in a way nobody else can. This platform and the products that we power on top of it are really key to realizing that organic growth story in SME and global multinationals that Drew and Mark talk about. But also they're the key to integrating seamlessly additional acquisitions as we look to grow inorganically as well. So in our next topic, we have Eric Bock talking about our M&A opportunity ahead of us. Thank you.

Eric Bock [00:37:58] Thank you. Thank you, Evan. I have no demos or videos, but I do think I have a compelling story, so at least we have that. I'm going to talk about how M&A has created value for GBT and how it will continue to create value for GBT going forward. As Paul mentioned, M&A will remain a key area of focus for us going forward to help drive our growth and profitable scale to the leading platforms people have been talking about here today. And we don't view M&A as a strategy unto itself, but a tool for GBT to drive its own strategic ambitions. That's how we use M&A as a tool here. Let's talk about M&A a little bit on the next slide. You can see here on this slide, we've done 9 transactions, as Paul mentioned in his presentation, since 2016. They've all been strategic. They've all been financially accretive. So very important for us. We do transactions in a very disciplined way. Evan talked about some of the product in technology transactions we've done in the journey that he's been on from a product technology perspective, as you can see here. We started with the capability acquisitions. We really looked at two objectives in M&A - capabilities and driving that profitable scale and scope, as you could see on the spectrum on the slide on the left hand side.

We did start our M&A journey with KDS which is now branded Neo, and that gave us the proprietary Neo suite of products. It gave us the technology for that supplier marketplace that Mike talks so much about, which is very important to us. And it gave us the technology development team to drive development across the GBT portfolio, so very critical acquisitions for us early on. 30 Seconds to Fly was another in the product technology area that gave us the artificial intelligence and chat capability to drive the experience for the customer that was also mentioned today. It also did drive savings for us and drove efficiencies through automation and our traveler care area, so it provided numerous benefits. Moving down the list, Ovation, you heard so much about that today, US SME, very high touch and one of the things that Ovation brings to life, and I'll talk about further. We bought Ovation at 7 times acquired EBITDA. We own Ovation after synergies at 3 times EBITDA. And that's important. I'm going to talk about that in the case studies on the next page. We do have unique ability to drive synergies for these acquisitions, which make them very attractive to us. And then, of course, Egencia, a transformational, leading digital solution. And I'm going to get into that in the synergies there, too. And then moving down, we did transactions outside the U.S. Banks Sadler in the M&A space in the UK and Europe to enhance our M&A capabilities. We had DER in Germany to enhance our SME capabilities there. We had GBT's Barcelo in Spain, SMT in the Nordics, all very accretive transactions that we did over the years. And then last on this page, but not least was our largest acquisition at the time. In 2018, HRG, which gave us those UK and European capabilities to really complement GBT's strength in the U.S. It was a very important acquisition to us.

Turning to the next page, and I think this is a real critical page because it does bring to life M&A and what the benefits are and the benefits GBT brings to transactions. First, on the scale and scope side, you have the HRG transaction - fourth largest TMC in the world at the time we acquired it. 5.5 billion incremental TTV, $400 million in revenue, added about 25% of TTV and revenue to GBT at the time. And you could see on the chart 11.4x acquired multiples, $62 million of acquired EBITDA, but we own it for 4.6x acquiring EBITDA. Why is that? We drove cost synergies, but we also drive critical supplier marketplace synergies and the transaction, which we think are repeatable. That supplier marketplace that Mike talked about, broadest choice, drives savings to our customers, drives premium scale to our suppliers and best of all, drives revenue to GBT, and that drives the multiple down that makes it so attractive to us. Then looking at scope and scale, we have the Egencia acquisition.

We see the size of that acquisition at 8.5x, $8.3 Billion of TTV, $547 million of revenue again, coincidentally the fourth largest TMC in the world, driving 25% of TTV revenue to us. Very important. But you know what else is very interesting about this? It continued to prove out the supplier benefits synergies that we get from M&A. We bought Egencia for 18.8x EBITDA. We're going to own it for 5x, $109 million of synergies that Martine is going to take you through. But 70 million plus of those synergies come from that supplier marketplace. And again, that's worth buying the fourth largest TMC in the world at that time. These benefits are sustainable and we think repeatable for all our TMC acquisitions.

So really, what I will leave you off on this page is, first are acquisitions are not only strategic, as you can see they're financially accretive. Second, the synergy benefits realized are repeatable. We've seen them in HRG, we've seen them at Egencia, we've seen them at Ovation, we've seen them at SMT. They are repeatable, we know that we know how to do it. And then third, M&A creates significant value for GBT, as you can see by these post synergy multiples. And when you think about the 9.4x multiple that we're getting in this de-SPAC transaction, and just give you a simple example, we buy a company for eight, we own it for four. That's about a 5.5 times uplift in value from the transaction itself and as our multiple increases that value should increase as well. So that's what makes M&A very interesting to us, so I wanted to bring that to life. Next, where do we take this. We have all the leading platforms - Amex GBT, Ovation Egencia, why do we need to do more M&A? Well, we got three priorities for us going forward and we think they're really important. SME is a very highly fragmented marketplace, and it's not a homogeneous marketplace. We've done studies about the SME marketplace. It is fragmented. It's not homogeneous. There's a lot of scale that we continue to buy, and a lot of capabilities we can continue to add. Egencia and Ovation actually expand our pool of opportunity. They expand it because they allow us, with the current platforms, to tuck in acquisitions that we would not have otherwise been able to tuck in before. Technology and product we talked about the two acquisitions, Neo and 30 Seconds to Fly, and we'll continue to look at those acquisitions to enhance the customer experience and also drive efficiencies through automation. That's very interesting to us. And then the higher growth margin regions, think about APAC, the Middle East, other regions where we think we can really strengthen our platform by going proprietary instead of through a partner, for example. They drive our objectives - win new business, improve organic growth, drive efficiencies and the cost savings I talked about, revenue harmonization through utilizing that supplier marketplace, strength in that global platform, and then value creation, which is so important to us and for our shareholders.

Just to wrap up M&A, hopefully I have been able to convince you so far that it’s important to us and why it is important to shareholders. But let me leave you with four points. M&A creates significant value creation. It's driven by a proven ability to drive synergies and TMC acquisitions at that one times EBITDA level - synergy level I talked about. It creates immediate value. There's no M&A in our financial forecasts, so any M&A that we do is upside to the forecast that Martine is going to talk about today. Third, we think there's significant runway for growth in business travel. As we talked about in many of the slides today, it's a very large, it's a very fragmented marketplace. We have 40 billion of that marketplace today, but the opportunity is $1.4 trillion, so many opportunities for us to continue to drive there. And then we have the expertise. We've done 9 transactions, and we've done them well. We've identified targets, we've integrated them, we've achieved the synergies, we know how to do M&A, so it will continue to be a priority for us. We're constantly looking for opportunities. We're in various stages of various points in time, whether they happen or not, you know, it's M&A. We are a disciplined organization when it comes to that because of our [00:47:16]BHC status and we'll continue to have that discipline. We will continue to look for opportunities as well. With that, I'm going to I think we're taking a 15 minute break and then we're going to come back to Martine. She's going to talk about those important Egencia synergies, that $109 million. And she's also going to talk about our financials and our growth and revenues going forward. Thank you.

Amex Part 3

video [00:01:29] When you take a moment, it's pretty remarkable out there, the world is full of more possibilities than there has ever been. Driven by businesses brave enough to step out from behind their desks and put people in front of people. Because when that happens, anything can happen, making meaningful connections means being present where it matters for customers, for colleagues, for loved ones. The more you journey forward, the more you need someone behind you with the best care and technology. For more than 100 years, American Express Global Business Travel has had travelers' backs. Because to grow, to build a better, more prosperous world, you have to be there. And we make sure you are. So, whatever you do, wherever you go, don't go grow your business without it, don't explore new countries without it, don't manage travel without it, don't control lists without it, don't organize events without it, don't make your bookings without it, don't expect savings without it, don't engage suppliers without it, don't create memories without it. The powerful backing of American Express Global Business Travel. Don't do business without it.

Martine Gerow [00:03:00] Welcome back. For the last section of today's presentation, I'm Martine Gerow, the CFO of Amex GBT. And in this finance session I will take you through how we accelerate earnings growth, and I will also share with you our guidance for 2022 and 2023. So beyond the industry recovery, we have the opportunity to add almost $350 million of adjusted EBITDA through two key levers, which I'll now share with you. The first of those levers is Egencia synergies, and as you heard from Eric, we have a very successful, consistent track record of executing accretive M&A deals as well as executing on the expected synergies. Egencia is another example of our ability to do exactly that. We closed the Egencia transaction in November of 2021, and we're well on track to achieve the targeted synergies of one hundred and nine million dollars. Let me share with you how to think about this synergy. The largest component of the synergies is revenue synergy for $75 million. And these synergies are primarily driven from moving Egencia onto the GBT marketplace. It also includes some cross-selling opportunities in consulting and in meeting and events. And finally, it gives Egencia access to GBT content.

Now, you've heard from Mike how we provide differentiated value to both our suppliers and our customers and we are in the process of replicating that with Egencia and we've actually started on that path. For example, the Amex GBT content and preferred extras in particular on the other side, are already live on Egencia platform, and they're expected to drive $15 million of additional revenue in 2022 already. Now, this was not an acquisition which was cost driven, this was very much a strategic acquisition to give us additional potential to capture SME opportunity and additional platform capabilities. Nevertheless, we do expect about $34 million of cost synergies from this acquisition. And the way to think about it is about $20 million. So about two thirds of the cost synergies will come from a real estate consolidation, as we did with GBT, and about $10 million will be driven by both back office and systems consolidation. Now, where are we in 2022? We expect to deliver $25 million of synergy, $10 million of cost, $15 million of revenue, and the $10 million of cost is actually already executed and will come from real estate. So about 50% of the real estate synergies will take place in 2022. And again, we've already executed all the actions with that consolidation. The second lever is our permanent cost savings program, which we also call Reset. This will drive an additional $235 million of cost benefits to EBITDA, which is about an 8 point margin at full recovery.

Let me give you a bit more color and share with you why we're very confident that we will achieve the full savings as well. This may be a question of yours that those costs won't come back when volume returns. And so in the spring of 2020, we reacted very quickly to right size our cost base when COVID hit. We took about $900 million cost out of our operations, which is a 50% reduction versus our 2019 baseline. And we did that in the 12 months post, let's say, April of 2020. Now, about 80% of those savings were volume related and so they will come back as the industry recovers. But 20% were really driven by our Reset Program. It was about a $188 million benefit and we had actually started on this journey well before COVID hit. In the fall of 2019, we had initiated a very comprehensive review of our cost base, and we had identified an opportunity to drive further efficiencies in GBT 5 years after the start of the other JV. And at the time, we had identified about $180 million of cost savings, which could be achieved over a two to three year period. When COVID hit, we literally doubled down on this initiative and program. Again, we were able to identify $235 million in costs to take out of the business, and we did that in less than 12 months. And to give you a perspective, that's about a 13% reduction, [00:08:15]one three to our 2019 baseline. So where are we today? We have executed against all the components of the Reset Program. We've already realized 80% of the expected benefits. The 20% remaining, which is driven by efficiency in operation, will be realized as the volume returns.

Now let me take you through the four distinct components that drive the $235 million in savings. The largest is $160 million of productivity and efficiency, primarily in operations and primarily, I would say, people related. This is really driven by three factors. One is the delayering and rationalization of our country organization, that's worth about $65 million. Another $65 million is coming from efficiency in operations in the back office, and the last $30 million is coming from offshoring. We already had offshore centers pre-COVID, so it's really leveraging those offshore centers. The program that drives the efficiency in operations we call One GBT, and it's essentially putting all of our major markets onto a single front office, main office, and back office platform. What that allows us to do, for example, with our travel care agents is to optimize call overflow to really leverage our gate size and essentially to increase capacity utilization in operations. The second component of the program is the renegotiation of our key contracts, and this was a very targeted effort. We realized $32 million of savings through that of which $26 million was with a handful of technology providers. Third component was, as you might expect, the consolidation of our office footprint. We closed a total of 89 locations. Realizing $24 million in savings, which is a 42% reduction versus 2019 real estate costs. And finally, the last components, $90 million rationalization of our systems in product platform. Let me pull it together for you. Through those two initiatives, Egencia synergy, on one hand, structural savings on the other, we had the opportunity to improve our EBITDA margin by up to 10 points at full recovery. 3 points from Egencia synergies, 8 points from our research program and there's about a one point offset of marriage. Now, what we have built in the projection is two percent wage inflation, which you might challenge me on given where the inflationary environment is these days. That being said, and we recognize that the trends today are somewhat higher than that, however, we do have a very strong hedge against inflation, which comes from two components. One is average ticket price. Inflation should result in higher average ticket price that will drive higher revenue for GBT. The second component is there's about 30% of our customer revenue which is on a management fee basis, which means we charge costs of the employees plus a markup. We'll be able to pass through any wage inflation for that component of our revenue. And if you combine the two, it's a very significant offset to any above planned wage inflation, which could take place. Now, what we haven't built into our projections is two opportunities. One is the acceleration of SME growth, and the second is improved revenue economics. Let me talk about SME. You heard from Mark about what the Ovation and Egencia acquisitions bring to GBT in terms of means and capabilities to accelerate our growth in the SME segment. The SME segment is a very fragmented segment. It is moving from unmanaged to manage, but it is a segment that has proven to be faster recovery, 13 points as you heard from Drew. It's faster growing because of the unmanaged to manage shift. And it's also higher margin. So that potential upside of high growth and higher margin is not built into our '23 projection. The second lever, which is incremental to the forecast, is improved revenue economics. Now in our projections in 2023 we've held revenue economic yields flat to our 2019 baseline. And you heard from Mike that we have been renewing our contracts in terms at either equal or better economics. And that gives us confidence that there's potential upside on the revenue economic side to the projection. Let me now turn to how we've delivered, and we'll continue to deliver consistent revenue and top line growth. Since the formation of the JV in 2014, and if you look at the 2015 to 2019 period, we've grown a revenue by a CAGR of 11% and our adjusted EBITDA by a 23% CAGR. We've added 600 basis points to our margin from 40% to 20% in 2019. This excludes Egencia, by the way. As you heard from Eric, M&A is very much part of GBT's strategy and GBT's value creation. And over that period, M&A has contributed about half of the revenue growth and about a third of the of the EBITDA growth, which means that our organic EBITDA growth over that period has been a 17% CAGR. And let me turn to organic growth.

Over that period, we have a very solid track record of organic growth of about 6%, as you can see here on this chart. And the way to think about the 6% is 2-3 points coming from share gains. So it's that $3.7 billion of you in 2.5 times win loss ratio. About 1-2 points is the growth of our existing portfolio above and beyond GDP growth. As you heard from Paul, this is an industry that has a very long track record of growing real terms with GDP. And over that period, real GDP growth was about 2%. So 6% organic, 2-3 points from share gain and 3-4 points from our existing portfolio and GDP growth. Now, within the 6%, SME has grown 7% and GCG and multinationals has grown about 5%.

Let me now turn to how do we get back to our pre-COVID earnings in 2023, when only 70% of the industry demand is recovered, which for us is about an 86% revenue recovery when we are in, you know, share gains. And we have very clear paths to get back to our 2020, 2019 earnings space of $527 million by 2023. Let me take you through the key components of that work. Starting in 2021, we had a massive loss, $520 million. At that time, the industry was only about 20% recovered. Our revenue was about 31% recovered. But we were able to offset 50% of the revenue downside through cost savings. So our EBITDA was impacted by a negative $1.2 billion. And within that, we had $800 million of cost savings from volume related cost savings and about $200 million from our reset plan. So about a 50% offset to the revenue downside. 2023, as we've shared, is based on 70% industry recovery and 86% revenue recovery. And the difference between 70% and 86%, which is 16 points, is share gains and the fixed component of our revenue base, so share gains of about 10 points. We expect that the 50 point improvement in recovery is going to drive almost $900 million of EBITDA between 2021 and 2023. As additional volume returns, we'll be able to realize the remaining savings from our structural program, which is bringing about $47 million to EBITDA. Share gains will contribute $88 million by 2023. Now that's about 10 points of volume growth, but it's important to remember that those are actually valued at 70%. So it's not the full potential of what share gains will bring to the bottom line. Egencia synergy, I shared with you, we expect $25 million this year, $61 million in 2023, and that will be about 60% of realization of the full target. And finally, we've built in, about a 2% annual wage inflation in our projections, which is about a 30 million negative impact in 2023. So again, very clear paths to get to 2019 pre-COVID, earnings of $527 million adjusted EBITDA with two key drivers, Egencia synergies and the Reset Program, which essentially allows us to get back to pre-COVID with only 70% of the industry back. Now you let me turn to cash flow. GBT has very high cash flow generation. I mean, we're a low capital intensity business and we have a high EBITDA margin and so we've been able in 2019 to, but pretty consistently for that to generate an 80% free cash flow conversion ratio. Free cash flow here is defined as adjusted EBITDA less Capex. Since 2015, we’ve grown free cash flow in line with our adjusted EBITDA, about $250 million incremental versus almost $300 million of adjusted EBITDA. We've provided you on the right side of this chart with the key drivers. Now I'm not going to take you through them, but obviously Barry and I are available for follow up questions should you have any. Now, our cash generation will be somewhat constrained in the near term as we manage through the recovery in business travel and what entails, as well as the Egencia integration. So we will continue to consume cash in 2022, and we expect to be cash positive in 2023.

Let's talk about liquidity. We will have a very strong liquidity position once the transaction closes with a liquidity, as you can see here, up to $1.8 billion. And as you may recall, and as you've heard from Barry at the introduction, we did refinance our debt back in December of last year. And in that process, we secured an additional $400 million commitment from a group of investors. We also raised $335 million in PIPE, which was both oversubscribed and upsized. Now we sized both the refinancing and the transaction very thoughtfully and very carefully to allow us to manage through the recovery, to fund our growth agenda, including the Egencia integration, even under the most severe redemption scenario, which is the 1 billion liquidity that you see on this page. In terms of leverage, our long term net leverage target is two times adjusted EBITDA, it's a very reasonable level. We tend to have conservative shareholders when it comes to capital structure. It allows us also to be able to flex that by about a turn should we need that to finance our M&A activity. And again, we expect to turn cash positive in 2023.

So before turning to guidance, just very quickly on where we ended in 2021. And as you heard from Paul, this was the first year of our projection. And you know, those projections were established in the early summer of 2021. And at that point in time, there was kind of a steady recovery that was starting to take place. In that first year of projections, we did our forecasts on all three metrics: total transaction value, revenue, and EBITDA, and we were $37 million above our forecast adjusted EBITDA level.

So turning to guidance, we are confirming our 2022 and 2023 projections, and what that means is in 2022 to $1.6 billion revenue, which is a 58% revenue recovery from 2019, $7 million adjusted EBITDA and break-even margin. And in 2023, $2.4 billion of revenue, 86% revenue recovery, 527 million of EBITDA, which is a 22% EBITDA margin. Now let me spend a bit of time on 2022 and what are the underlying assumptions built in that guidance, as well as what you need to believe to believe in this guidance. In this projection, we have assumed a steady quarter over quarter recovery. We've also assumed a mix that's consistent with the current trends. What does it mean? It means that domestic, hotel, and SME is recovering faster than international air and GCG multinationals, consistent with the trends that you've seen in this presentation. Now, we have been impacted by Omicron in January and in February, this was not part of the plan. That being said, we have seen a very swift and very steep recovery since the middle of February. And therefore, that gives us confidence that we'll be able to essentially beat our projections in the balance of year from a top line perspective and still deliver on our 2022 projections of $7 million adjusted EBITDA. Now why do we believe that and why should you? We closed the first quarter at 46% transaction recovery. March was 56% adjusting for work days. And you heard that as of the week ending April 2nd, we were at 61%. What we need to hit from a recovery standpoint between Q2 and Q4 to get to those projections is 65%. Now, given where we are and given where we closed the month of March, we have a very, very strong conviction that this is absolutely achievable. As I shared with you, we have a very high level of confidence to be able to return to our 2019 earnings in 2023 and this with only 70% of the industry demand impact, which is about an 86% revenue recovery. We believe that's a conservative view. As you heard from Paul, most experts predict that actually we would be between 90 and a 100 % recovery in 2023. Now, should the demand recover faster, that creates upside, significant upside to the EBITDA and also to the value creation, and that's what's illustrated on this on this graph. The transaction is priced at an attractive entry multiple of 9.4x. That multiple as revenue recovers, and should revenue recover faster, would drop between 6 and 7 time range. And, for example, at 100 percent revenue recovery, the multiple is 5.9x and the adjusted EBITDA would be close to $850 million, which is essentially where we were in 2019. Plus the benefits from Egencia synergies and the benefits from our Reset Program. And it's now my pleasure to introduce you Itai Wallach, who is a partner at Apollo Strategic Growth Capital, and Itai is going to share Apollo's views on why GBT is a compelling investment opportunity. So welcome Itai

Itai Wallach [00:26:35] Thank you, Martine. So, hi, I'm here to share Apollo and APSG's perspective on the investment and overall transaction, but before we do that, we wanted to go through the nuts and bolts of the transaction, which is probably a worthwhile proposition given where 75 pages into the presentation. So the transaction is the contemplated enterprise value here is $4.95 Billion, which represents 9.4x 2023 adjusted EBITDA, 9.9x 2019 pro forma adjusted EBITDA, that takes into account GBT's actual 2019 EBITDA and Egencia's actual 2019 EBITDA and does not take into account any of the cost savings or any of the synergies associated. And then lastly, less than 6 times run rate EBITDA, which essentially assumes a full industry recovery. The sources and uses here are also pretty simple in terms of cash sources, you've got $817 million cash in trust in the SPAC and then $335 million dollars coming from the PIPE. And in terms of the cash uses, you have here about $900 million of cash going to the balance sheet, which will leave the company with over a billion dollars of cash at close, $168 million to pay down an outstanding preferred equity tranche and then any associated fees and expenses. Pro forma for the transaction, existing shareholders will own about 76% of the company, public SPAC shareholders will own about 15%, PIPE investors will own about 6% and the sponsor will own about 2.6% . And to provide additional incentive alignment with shareholders early on in the process, the sponsor agreed to defer a third of its promote, and existing shareholders agreed to defer $150 million of value, both of which will vest based on certain share price criteria. And then lastly, Martine just covered this, but I think it's important to hit on again on this page. In December, the company did refinance its capital structure, which adds significant incremental liquidity, provides for a solid balance sheet irrespective of redemptions level, and more importantly from our standpoint, allows the company to continue to play offense while many of its peers are still playing defense. A bit about Apollo, so we are pretty fortunate to have a strong track record in the travel and leisure space as well as the business service space. And this is over many years. We also have a lot of experience in SPACs, so this opportunity quickly jumped out as highly attractive and highly unique, which is why we're very, very excited to be partnering with management and the company on this transaction. Our investment thesis here on the right side of the page is pretty simple. You've got a company that is right, plays a key role right at the center of the business travel ecosystem and is effectively invaluable to both corporate clients as well as various travel suppliers. You've got a strong management team, many of whom you've had a chance to meet today, as well as strategic partners with great reputations and American Express and Expedia. Obviously, we're very excited for Zoom and Sabre to be coming into the fold as well. You have a company with a very strong track record of financial performance, that is done through both organic growth as well as M&A, which Eric talked about. And then a direct way to invest behind corporate travel recovery and doing so by investing behind the unquestioned industry leader. On number 5, we think it's a very attractive valuation - 9.4 Times EBITDA. I'll show you on the next page that is a meaningful, meaningful discount to all of the peers. And just as importantly, that only assumes 70% of baseline industry recovery, which we think is highly conservative. And more importantly, you know, many of the travel experts think that is highly conservative as well. And then lastly, number 6 on this page, we think this is a very attractive and a great entry point for new investors with significant upside potential from a combination of continued industry recovery, acceleration and organic share gains, which a company has seen over the last 24 months. A combination of the cost savings and the synergies that Martine just mentioned and the recent acquisitions of Egencia, as well as Ovation, which really cement the company's leadership in the SME space, which is an important growth lever going forward. So on this page we show basically how the valuation stacks up against a number of the peers and the peers are made up of travel companies with significant business travel exposure, as well as a number of different business service companies. You can see on the top row how the EBITDA multiple stacks up. You can see the 9.4 times effectively is compared to multiples that are in the mid to high teens and into the low 20s. I'd say even more importantly, if you look at E minus C or its free cash flow multiples, the disparities much larger. And if you look at 11.6 times relative to multiples that are almost all in the twenties. And that is because of GBT's capital light model. The last thing I'll point out to in this page is the consolidation opportunity. Just given the fragmented nature of this industry, there is still a very significant M&A opportunity that Eric mentioned, and the company will continue to use that as an important growth lever. And then just so you don't accuse us of cherry picking, so what we did on this page was we added, we showed EBITDA multiples based on 2023 as well as 2019, and again, the numbers here just really jump out the page. So I guess with that, on behalf of Apollo and APSG, we wanted to thank everyone for their interest over the last few weeks and heading forward into closing. And I will now pass the mic back to Paul, who will say any last remarks before we move on to Q&A. Thank you.

Paul Abbott [00:33:03] Thanks Itai. Well, thank you very much, Itai for sharing Apollo's very positive view on the investment opportunity that actually brings our formal presentations to a close. I hope that you have developed a good understanding of the company, as I promised earlier today. I hope you've got to know the management team and I hope that we've been able to demonstrate that this is a highly attractive and differentiated investment opportunity. I hope we've been able to bring to life that the business travel recovery has strong momentum and definitely has headroom for further growth, that we have a significant runway for growth ahead of us and we are in pole position to execute on that growth opportunity. We are the market leader, and we have built the leading B2B travel platform that's proven at scale globally. We brought together the best people and the best technology to deliver unique value for customers and suppliers. We now have with Ovation, Egencia, and Amex GBT, these market leading solutions for each of the segments we serve. And we will continue to gain share with those market leading solutions. I think Eric brought to life the opportunity we have to add incremental M&A to our forecast and the proven track record we have at executing on accretive M&A. We also recognize how important the acquisition of Egencia and the synergies are, and we have a very strong confidence level around our execution on the synergies and the permanent cost savings that will accelerate our earnings power. And importantly and very importantly, I think as a newly public company, we have a track record of delivering on our commitments and we will continue to deliver on our commitments. So thank you very much for your attention and attending the presentation. I am now going to ask the management team to come up for Q&A. So give us one minute to settle here.

Paul Abbott [00:35:50] OK, any questions out there in the room?

Pete Christiansen [00:35:57] Great. Thank you. I’m Pete Christiansen with Citi, thanks for a great presentation today. Paul, can you talk about some of the mechanisms that you have in place to have American Express as an important funnel to grow your client base at an Egencia? Maybe talk about growth outside of that funnel as well and how are you approaching getting new clients outside of AmEx?

Paul Abbott [00:36:29] Yeah, sure. I mean, our go to market strategy involves a range of different channels, and I think your questions probably focused more on SME segment. Obviously for global multinational, you know, our approach, we have a dedicated strategic sales organization that that Drew leads that targets the global multinational segment and those are named prospects that, you know, we work on, on a sales cycle that tends to be in 12 to 24 months. The same go to market strategy, you know, is obviously much broader. We have a series of marketing channels. AmEx is a very important one terms of lead generation, but we have other lead generation partnerships as well. And we go to market with multiple channels. So digital acquisition end to end a tele sales channel, our field sales channel. And then we have other partnership channels. So that's essentially the go to market model that that we have. Is that, because I missed the front of your question, I want to make sure the answers it because you just cut out a little bit at the beginning.

Pete Christiansen [00:37:37] Yeah. No, sorry. Just trying to understand how American Express is collaborative in that partnership from the go to market perspective.

Paul Abbott [00:37:48] Yeah, so the AmEx relationship in particular, is an exclusive lead generation partnership that works in both directions. American Express exclusively promotes American Express GBT as a travel provider to their SME customer base, and AmEx obviously has a very large B2B payments customer base around the world. And we do the same. We offer and promote the Americans first payment products to our customers and provide those leads to American Express. It's a bi-directional lead generation partnership.

Stephen Grambling [00:38:24] Hi, this is Stephen Grambling from Goldman Sachs. You spent a lot of time talking about how you have high retention and how you deliver value to your customers. I'm wondering when you look at the people who do lead the system, what typically drives attrition and what's the typical contract term length at signing?

Paul Abbott [00:38:44] Yeah. Drew, do you want to pick that one up?

Andrew Crawley [00:38:47] Yeah, the typical contract is generally about 5 years. And you saw in our retention rate, we have a 95% retention rate, the larger customers typically, that retention rate is higher, it's 97-98% so they seldom leave. We're constantly looking at ways of enriching the proposition, improving the technology, improving the value that we're showing to those customers to ensure that they extend that five-year timetable. And Paul mentioned that the average tenure for the top 100 is 16 years. When they do leave, on the rare occasions they do leave, it's generally around about a relationship that's changed or sometimes it's price. Around about 30% of the decision making an RFP for the global and multinational segment is around price. There are some outliers who put more, more emphasis on price and if it's one of those and the competition are being particularly aggressive, we may choose not to match certain aggressive pricing. But in the in the large customers, it happens pretty seldom.

Lee Horwitz [00:40:03] Great, thanks. Lee Horwitz with Deutsche Bank. So, when you look at the share gain assumptions, the 2-3 points, how much do you see of that coming from the white space that is the unmanaged portion and driving adoption among those users versus taking share from competitors? And then relatedly, what are some of the gating factors towards adoption among the unmanaged space that you guys are trying to overcome? And how do you go about getting over that hump?

Paul Abbott [00:40:28] Yeah, maybe I'll introduce this one and pass this to Mark. The first thing I'd say is, although we sort of show that pie chart as managed/unmanaged, it's not always quite as binary as that. Some companies have sort of a lightly managed program. They have an appointed travel management company, but people aren't actually mandated to use that company. And so, the way we kind of think about it is almost in those 3 areas: sort of unmanaged, those companies that may have a lightly managed program, and those that are fully managed. I think the in terms of the opportunity right now, we have about 30% of our SME signings and Egencia come from what we call unmanaged. So, people who don't have a managed program, we definitely think there's an opportunity to scale that number higher. We don't have a target as such, the target that we've set is ultimately to grow the SME segment consistently by double digits, of which that is one of the opportunities that that we have. But yeah, it's thinking about a third of our Egencia signings coming from unmanaged is probably a good, a good guide. Mark, would you want to add to that in terms of the opportunity.

Mark Hollyhead [00:41:46] Sure, I think that your last point about getting over the hump, a lot of the heritage of Egencia is out of Expedia. So, we had that that pond to fish from of travelers that were business oriented who were looking for more. And what we found over the 15 plus years of operating Egencia inside Expedia was once you get into that discussion about the consumer experience, plus all of the things that you have now available to you as an organization to manage travel, it becomes a bit of a no brainer. And so, I think we've spent the time scaling to all of the things that Paul alluded to on how do you set up the lead generation? How do you nurture the campaigns? How do you validate the leads that you have and the types of things they're interested in? So, as you get into a sales development conversation, you can really hit on those things, whether it be duty of care, or the reporting, or the policy control. And really, we're bolting all of those things on what they've already been trained on, which is using Expedia sites over the years. So getting over the hump and back in the day when we were competing against legacy travel management companies, it was like, "What are you trying to do? This is brand new. It's a single platform”. 15+ years later, I think we trying the environment to think, why haven't you got a single platform and why can't you extend it to multiple countries?

Duane Pfenningwerth [00:43:15] Thanks for this event, Duane Pfenningwerth, Evercore ISI. I wondered if you could just contrast a little bit the recovery percentages that you put up there. So, the 61 mark to market relative to what some of the U.S. airlines are saying, I'll use Delta as an example. You know, 65 to 70% recovered on corporate. Is that point-of-sale differences primarily or is it a function of revenue versus transactions? And relatedly, on one of the curves, there was a little hard to see here on the Asia-Pacific recovery curve, the slope of that look remarkably similar to the other regions, which was frankly pretty surprising just given the level of restrictions that still exists in Asia-Pacific, so again, is that is that a point-of-sale driver?

Paul Abbott [00:44:07] Yeah, I think in terms of the comparison to the airlines, the main difference is the one that you highlighted. Yeah, we obviously have a global business. You know, Delta, for example, that you referenced, would have a much more US centric mix and a US domestic mix in terms of transactions. So that's really the biggest difference. But actually if you look at those numbers now, they're actually getting very, very close. I don't really see a meaningful difference in terms of the numbers that airlines share and ours. I think they're very, they're very close at this point. Andrew, you want to pick up the second?

Andrew Crawley [00:44:50] Yeah, Asia-Pacific. I think the question is how come Asia-Pacific is growing almost as fast as other regions, given that lots of international borders are closed? The answer is that quite a bit of our business in Asia-Pacific is domestic. And what we noticed in Australia in particular, which is a big market for us, is that even during the pandemic, there was quite a bit of travel. We've got quite a big exposure to mining companies and associated companies around that vertical. And they were all flying during the pandemic, so they had a head of steam up already. They've got up to roundabout 2019 levels on domestic and in Australia, and you're adding the icing on the cake as the international recovers that comes through.

Duane Pfenningwerth [00:45:36] That's super helpful, thank you. And then just for my follow up, you mentioned M&A is not a strategy, but could you just comment qualitatively on the pipeline as you see it today? How attractive is the opportunity set? Thanks for taking the questions.

Paul Abbott [00:45:49] Yeah, sure. I mean, just to qualify the comment, what we mean by M&A is not a strategy, our strategy, as Drew took you through, is an unrivaled value on rival choice, unrivaled experiences, powerful backing of AmEx GBT. And so, we want to find acquisitions that accelerate our strategy. M&A is not a sort of standalone independent strategy, it enables the broader strategy that we have for the company. I'm not going to comment on any specific M&A targets, but we are working an active pipeline at this point, and it is a pipeline that mirrors the priorities that Eric shared in his presentation around strengthening our presence in the US. SME, looking at some specific geographies and keeping an eye on interesting developments in travel tech.

Stephen Ju [00:46:47] Stephen Ju from Credit Suisse. Thanks for taking these questions. They got Drew to follow up on an earlier question in terms of a 61% dollar recovery to 2019 levels. Can you talk about what you're seeing behavior wise from your corporate clients? Are there, is there a greater tendency to allow for longer duration trips because I'm just trying to get out a sense for, you know, whether the recovery is coming from units sold or from price inflation? And I think, Evan, you haven't had to answer a question yet. So let me put you on the spot here. I think in a demo you showed off what looked like an intermodal booking experience with the car service in there. I guess it's pretty easy to pull content in from the airlines as well as the hotels. But is that piece of technology that you showed off, is that from Egencia or is that internally developed and, pulling into car content, I guess, it's not as quite clear because there is no set price for where you're going to go. So how are you actually driving that experience? Thanks.

Andrew Crawley [00:47:51] OK, so the first question, I think, is about what is the nature and type of trip that we're seeing when our customers are coming back to travel. You'll have read perhaps about people spending longer on business trips, maybe doing fewer in frequency. We're not seeing a huge amount of that. I think during the pandemic, when it was hard to get in and out of countries or you might risk getting stuck there or you needed an additional visa that you didn't need previously, people were planning long trips. I mean, Paul and I, when we flew to the US during the pandemic and we stayed for a couple of weeks. I think what will actually happen is people will go back to, broadly speaking, where they were before now. The day trips to New York, London might take a little longer to come back. But customers spend the amount of time they need to on their business trip and then they don't hang around. I mean, we have heard this expression of pleasure. I don't think that it's going to be mainstream part of the recovery. It will be around the edges, and we'll be able to offer products and services for customers who want that blending of premium leisure experience with our business travel experience. But broadly speaking, I'd say it's more akin to 2019 shape and size of trip, rather than big structural changes to the nature of the travel that they're doing.

Paul Abbott [00:49:16] Let me just add one thing to what Drew said, what we are seeing in our meetings and events business is an interesting trend in terms of the point Drew made in his presentation around companies with a more dispersed workforce are realizing that that means less commuting, but it actually means more business travel because you have to bring people together. You have to bring people, it's more collaborative travel, more coordinated travel in for companies that have moved more permanently to a dispersed workforce, simply going to the office and hoping to be able to connect with everyone is changing. And so, we're seeing more meetings and events and particularly more small meetings and events. So below 50 people. And I do think that that's a trend that will continue for some time, more collaborative travel, more coordinated travel and our forward bookings for the meetings and events business is around, around, I think in the second week in March was around 70% of 2019. So, it's outpacing the business travel recovery, and I think that's one of the dynamics that's driving that.

Barry Sievert [00:50:41] Paul, we have a question from the webcast we had. There's a second part.

Evan Konwiser [00:50:46] Sorry, Barry. So, what you saw in the booking experience was there neo-online booking tool? I could have demoed Egencia as well, very consumeristic experience that I think would have been similar in style and feel, though it's a different, different product, obviously. Both of them are integrating into our core platform, our supply marketplace, that Mike talked about what we're aggregating content, distributing content. And so, we extract that layer, make sure we can own that aggregation delivery of content and then we can deliver it through various products. And we're also integrating that into third party booking tools where we have customers that choose to use, for example, an SAP Concur Solution. Ground is part of that marketplace. We work with aggregators on Ground to aggregate and deliver Ground content as well in major cities. We also pull in APIs for mass transit. So, if that's a policy or preference, as I mentioned earlier, we can phone the API, see how long it is, and factor that into the policy decision as well from both time and expense standpoint. We're bringing all content in a central marketplace and then using that to power our various solutions.

Stephen Ju [00:51:51] OK. Can you talk about the impact of inflation on your business?

Paul Abbott [00:51:56] Martine?

Martine Gerow [00:51:57] Sure, the way you think about it is, about 2/3 of our cost is people cost, so salaries and benefits. One point of inflation is a gross impact of 12 million through the two levers that I discussed in the presentation, which is average ticket price in our management fee contracts. We can offset about 50% of that. So, think about it as one point of wage inflation is 6 million of impact to work to EBITDA.

Toni Kaplan [00:52:40] Thanks very much. Toni Kaplan from Morgan Stanley, I wanted to ask a question about price increases, is that a lever? I know you talked about the higher ticket price being a factor, but are you able to raise rate on basically the ticket price also?

Paul Abbott [00:53:00] Yes. Price has to equal the value that you deliver. But in the SME segment as we invest in delivering more and more value, then yes, there is price elasticity there and we can change price. With larger customers that is generally more difficult because we're contracted for specific periods of time. So, price would get adjusted as and when you have contracts end. Some of our contracts do have clauses in that enable us to adjust price in line with inflation with some of the larger customers. So yes, that's essentially how the pricing structures work.

Toni Kaplan [00:53:47] Great, and then you talked about being about 80% through the cost savings program, the remaining costs. Can you just remind us, are those harder to capture opportunities or was there a reason why? It's just taking longer for those.

Martine Gerow [00:54:07] Sure, the way to think about it is, we took that 1 point, over 1 billion of cost out of the system when COVID hit. And the way you think about that remaining 20%, it's essentially cost that will come back. And we will not have to bring back that 47 million of cost as the volume returns because of the efficiency gains that we have achieved through the implementation of the program, which we call One GBT. So those costs are already out, but we need to make sure that they don't come back when the volume returns.

Paul Abbott [00:54:46] A simple way to think about it is 100% of them have been actioned. There's no cost reduction actions out there. It's just we've only realized 80% because the further 20% will be realized when volume returns is the way to think about it.

Stephen Grambling [00:55:13] Stephen Grambling, again from Goldman Sachs. On the professional services side, how is that building into your forecast? Most of what you're describing is this transaction recovery. But you mentioned that there's more of a fixed stream from the professional services revenue side. Just what are the drivers there? How do we think about that in the forecast?

Martine Gerow [00:55:33] So, yes, it's factored, it's factored in the forecast. The, you know, those the fixed component of our revenue, which is a 24%, is already at a level of recovery that's higher than the 61%, probably the 80%. There is growth. I mean, we assume that they will return as demand returns, so there is. How can I explain that? And so yes, we assume that there is growth from today to 2023. And in 2023, the level of recovery for those more fixed in nature. Revenue components will be higher than the 70% overall demand recovery if that makes sense.

Paul Abbott [00:56:28] But we do believe there's opportunity there. I mean, in the professional services area, there are meetings and events services, consulting services, our products, neo travel, neo expense. As Martine said our projections are based on the kind of current run rates we're seeing, but we do see opportunity to accelerate the growth in our professional services area, particularly I mentioned earlier, the trends in meetings and events are, I think, interesting. I think as customers get back to travel and in a new environment, there are opportunities for our consulting business to add more value to clients. We've actually just established a new sustainability practice line in our consulting organization. I think that has some really interesting opportunity ahead of us and the investments we've made in in neo travel and expense, should enable us to increase those product revenues as well. So, we do feel optimistic about the opportunity in that area.

Stephen Grambling [00:57:41] Is that revenue profitable?

Paul Abbott [00:57:45] Yes.

Stephen Grambling [00:57:46] And how does it compare to the average? I mean, is that higher or lower margin?

Martine Gerow [00:57:55] So there's really two components to well, if you think about that portion of our revenue, right, there's a distinct, distinct components. We have the management fee portion and that's essentially a cost-plus markup. And of course, we earn the supplier revenue associated with that volume. The margin is actually quite similar to the to the average on the technology side, it's a higher margin. It's a SAS type product. So, you get a high margin and the M&A business, as is probably slightly below the average of the group.

Stephen Grambling [00:58:37] I'm going to throw in one more unrelated question, thank you. I guess I think you've talked about this and in other public remarks, but I guess what was the rationale behind SPAC versus IPO? How do you think about the benefits of one versus the other?

Paul Abbott [00:58:54] Sure, I'm happy to take that. We actually filed an S-1 and an S-4, so we pursued both paths. Ultimately, what was attractive about the SPAC path was, we are emerging from the pandemic, and we want to be able to share forward looking projections around how we see the recovery of business travel. Also, at the time, you may recall we had signed the Egencia transaction, but it hadn't closed because it was subject to regulatory approval. And we also wanted to be able to market the opportunity, including and excluding Egencia and talk about the impact of Egencia on the business. And the SPAC process, frankly, allows you to be able to do that in a more effective way in terms of being able to have those, you know, one to one discussions with potential investors and being able to show those forward-looking projections. So that's ultimately what led us to selecting the SPAC path. And, of course, the opportunity to work with Itai and the team at Apollo, which but in all seriousness, you know, Apollo has a very, very good reputation. And I think when a company has the seal of approval, you know that they've done very extensive forensic due diligence. And I think that's helpful too.

Stephen Ju [01:00:26] Stephen Ju from Credit Suisse, again. I think in one of the videos your client was talking about running a travel department of one. Right. So, she has effectively outsourced all of her travel operations to you guys. I guess in that respect that you present an opportunity to turn the fixed costs of running a travel department into variable cost. So, in terms of your sales motion to some of these larger clients, who are you actually selling into? Who's your point of contact? And for SMEs, I would imagine they're not as well staffed. So, who would you be selling into? Who is the key point of decision making that you need to reach?

Andrew Crawley [01:01:09] No, yeah, we sell the outsourced proposition broadly into the multinational and global. And customers like Martha Ferguson either choose to use the complete service and as she said, she's on our own, plus our larger customers still use our outsourced servicing to augment their own teams. So that's typically where we sell it, and we have 50 plus customers who embrace that service. With the SME community as a portfolio of customers that we sell to. I mean, I'm not allowed to this, I'm sure, but the CFO, the CPO, the CHRO and so forth are the people that we're dealing with, or the CEO, indeed, for some of the smaller companies. Mark, do a lot of the things that?

Mark Hollyhead [01:02:03] Yeah, I think you've covered. I'll just add this such a range of first contact that depending on the problem they're looking to solve, will determine your first contact. And as I mentioned earlier, the opportunities then to sell the virtues of all of the things in a managed program may introduce other contacts. So, in a high level, you are creating a need in some cases, which is a great discussion to have when a company hasn't got the current solution inside the organization and realizing that they need something that you've got. But travel managers, even right down to the assistance to executives who may be managing 15 people and just want something better than they've got today, which is finding the best deals without any information. That’s why the investment in marketing in these campaigns and nurturing contacts who are searching keywords and searches, the various things associated with travel are really gold for us on how we turn problem into a solution with any of the GBT products and services.

Paul Abbott [01:03:08] So just to add to what Mark said, I mean. If you think about the value proposition to an unmanaged customer, it's so simple and so powerful. I have absolutely no idea why anyone would have an unmanaged travel program. I can't think of a single idea why it makes sense. If you get in front of an unmanaged customer and you say, So how are you getting through to the airlines and the OTAs? How much time do you spend hanging on the phone trying to contact, you know, these organizations? Are you paying publicly available rates on airline websites or are you actually accessing the entire content that's out there? Are you getting 24-7 support around the world? What happens in time of disruption? Do you have somebody that you can connect with that can actually really help you resolve that travel disruption? If you've an unknown managed program, you don't have any of those things. We immediately provide way better service, access to way better deals, much higher levels of savings and much, much higher levels of service. I just want to make the point that once we get in front of unmanaged clients, it's not difficult to convince them that we have a better way.

Barry Sievert [01:04:37] Another one from the live stream post transaction, what are your near-term and long-term priorities for cash?

Martine Gerow [01:04:46] Sure. So, one is to manage through the recovery room. As I shared with you, we will be cash positive in 2023, but we'll still consume cash in 2022, so that's the first priority. Funding the Egencia integration is the second priority. And once we're in a steady state where we're actually cash positive, what we will prioritize is continuing to invest in your product and tech platforms, continue to invest in our growth agenda, particularly the SME acceleration agenda. And third would be the M&A. There is, you know, there is a pipeline that we're that we're working on in capital distributions or deleveraging would come forth there.

Lee Horwitz [01:05:41] So we spent a lot of time, Lee Horwitz with Deutsche Bank over here, talking about the SME space. When we think about how that plays to the model, how do you foresee that impacting your overall retention rates as you get a bigger mix from the SME space and obviously higher margin. But how does maybe the, you know, the customer acquisition costs compare in SME versus some of your bigger corporate clients? And then maybe looking at, you know, 5, 10 years from now, how do you see the mix between SME and larger businesses perhaps shaking out? And what do you think that that does to the long-term margin profile of the company?

Paul Abbott [01:06:18] Yeah, a few points there, I think can. You know, first of all, I think Mark mentioned in his presentation that, you know, I think he used the US as an example. The margin for the SMB customers is 25-30% higher than the average. The more that we change the mix towards SME, the more it's going to improve our margins going forward. Your point on retention is a good one, as Drew said, for the large customers, our retention is around 98% of volume. The SME segment is around 93, 94, and that's because there's just more churn in that segment. Having run the SME payments business at AmEx, it's a very consistent dynamic. You know, small companies, you know, go out, get acquired small companies, you know, essentially may cease trading. So, you have a lot more churn in that SME segment. So, you probably will see as we grow that that segment, you may see our overall retention rates actually come down a little bit. But as long as frankly, we're achieving the same or better retention rates within the segments, that's what we would be targeting.

Martine Gerow [01:07:38] Maybe I can just add too, one way to think about it is. I shared with you we were at 7% organic historical growth in SME and 5 points additional growth would get us to that 12% rate, so double digit growth. What we would need to get to that 5 point, which is about a billion dollars of TV transaction value, we'd probably need to invest 50 million in sales investment, and you'd get about 50 basis points in crew improvement and you've done margin from that.

Barry Sievert [01:08:19] We've got another one from the live cast. How does a faster growth of SME impact the revenue mix between travel transaction revenue and professional services revenue in the future versus the 76 to 24% mix today?

Martine Gerow [01:08:37] So directionally, this would, uh, assuming we're not going to go on a subscription model with a transaction based model that would actually increase the transaction related revenue.

Barry Sievert [01:08:57] Another one - is there an impact from the situation in Ukraine and Russia on your business?

Paul Abbott [01:09:06] No, I mean, not in terms of volumes that, if you look at the recovery, actually the recovery in Europe as a region has been very, very strong and Drew, you know, shared those numbers earlier. The recovery in Europe is up to around 70% of 2019 levels. We can't see an impact. The actual volumes that we have to and from Russia and Ukraine are less than half a percentage point of our total volumes. And obviously, in the kind of speed and the scale of the recovery that we're seeing, you know, we can't see any impact on the numbers.

Andrew Crawley [01:09:53] I would add that we haven't seen any customer change the travel policy as a result of the crisis there either.

Barry Sievert [01:10:01] You've got one last one from the from the live stream. Can you talk about the amount of your flight inventory that comes through the GDSs versus direct from airlines or other channels?

Paul Abbott [01:10:11] Mike?

Michael Qualantone [01:10:11] We make 99% of our airline bookings through the GDS. There is, even though there's been a lot of media about new content or, you know, content not in the GDS, we have not seen that. In fact, it's gone the other way. Southwest Airlines is now fully in the GDS, so content that was previously outside the GDS is now inside the GDS. We have special deals through Lufthansa and other parties that gets their non GDS content into the GDS. For us, air content, 99% in the GDS and we've seen improvements, not declines.

Paul Abbott [01:10:54] OK, well, look, thank you very much to all of you for attending in person. And of course, on the live stream, we really appreciate your interest in the opportunity. And of course, the management team and Barry and the investor relations team are available to you at any time for any further questions that you have. Thank you very much, everyone.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “predicts,” “projects,” “should,” “could,” “would,” “may,” “will,” “continue,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Amex GBT and APSG as of the date of this communication, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this communication should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In some cases, forward-looking statements included in this communication, including financial projections, may be consistent with previously issued forward-looking statements, even in circumstances where the assumptions underlying such statements have changed. The forward-looking statements contained in this communication are subject to a number of factors, risks and uncertainties, some of which are not currently known to APSG and Amex GBT. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of APSG’s registration statement on Form S-4 (file no. 333-261820), filed with the SEC on December 21, 2021 and amended on February 4, 2022 and March 21, 2022 (as amended from time to time, the “Registration Statement”). The Registration Statement identifies and addresses other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements. Most of these factors are outside APSG’s and Amex GBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or Amex GBT following the announcement of the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Business Combination; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties described in the Registration Statement. APSG and Amex GBT caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither APSG nor Amex GBT undertakes or accepts any obligation to release publicly any updates, corrections or revisions to any other forward-looking statements to reflect any change in its expectations or existing circumstances or conditions or any subsequent change in events, conditions or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

Additional Information and Where to Find It

In connection with the proposed Business Combination, APSG has filed with the SEC the Registration Statement, containing a preliminary prospectus and a preliminary proxy statement, and, after the Registration Statement is declared effective, APSG will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. APSG’s shareholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus, and the amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain, or will contain, important information about Amex GBT, APSG and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of APSG as of a record date to be established for voting on the proposed Business Combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, when available, at the SEC’s website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG, Amex GBT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the Business Combination. Information regarding APSG’s and Amex GBT’s respective directors and executive officers is contained in the Registration Statement. Free copies of the Registration Statement may be obtained as described in the preceding paragraph.

Use of Projections

This communication contains projected financial information with respect to Amex GBT, including, but not limited to, estimated results for fiscal years 2021 through 2023. Such projected financial information constitutes forward-looking information and are presented as goals or an illustration of the results that could be generated given a set of hypothetical assumptions that may prove to be incorrect. Such projected financial information should not be viewed as guidance and is not based on Amex GBT’s historical operating results and should not be relied upon as necessarily indicative of future results or Amex GBT’s actual economics.

The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties, a number of which are beyond the control of either Amex GBT or APSG and subject to change, that could cause actual results to differ materially from those contained in the prospective financial information. Actual results may differ materially from the results contemplated by the financial forecast information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Even if projected financial information remains unchanged from previously disclosed projected financial information, the assumptions underlying the information may have changed and may continue to change.

Neither APSG’s nor Amex GBT’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. Moreover, Amex GBT operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on Amex GBT’s business or the extent to which any factor, or combination of factors, may cause Amex GBT’s actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. Except to the extent required by applicable federal securities law, neither APSG nor Amex GBT or any of their respective affiliates intends to update, revise or correct any projected financial information to reflect circumstances existing or arising after the date such projected financial information was generated or to reflect the occurrence of future events. In addition, the analyses of Amex GBT and APSG contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Amex GBT, APSG or any other entity.